Form 20-F
period 2005-12-31
Granite Master Issuer plc; Granite Finance Funding 2 LTD; GRANITE FINANCE TRUSTEES LTD
filed 2006-03-30
CIK 1305478, 1305479, 1136894

As filed with the Securities and Exchange Commission on March 30, 2006

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                   FORM 20-F

(Mark One)

| | REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the fiscal year ended December 31, 2005.

                                       OR

| | TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the transition period from _________to _________

                                       OR

| | SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     Date of event requiring this shell company report .............



Commission file number:  333-119671; 333-119671-02; 333-119671-01

                            GRANITE MASTER ISSUER PLC
            (Exact name of Registrant 1 as specified in its charter)
                                England and Wales
                 (Jurisdiction of Incorporation or Organization)
                 Fifth Floor, 100 Wood Street, London EC2V 7EX,
                      United Kingdom (011 44 20) 7606 5451
  (Address and telephone number of Registrant 1's principal executive offices)

                        GRANITE FINANCE FUNDING 2 LIMITED
            (Exact name of Registrant 2 as specified in its charter)
                                England and Wales
                 (Jurisdiction of Incorporation or Organization)
                 Fifth Floor, 100 Wood Street, London EC2V 7EX,
                      United Kingdom (011 44 20) 7606 5451
  (Address and telephone number of Registrant 2's principal executive offices)

                        GRANITE FINANCE TRUSTEES LIMITED
            (Exact name of Registrant 3 as specified in its charter)
                             Jersey, Channel Islands
                 (Jurisdiction of Incorporation or Organization)
                22 Grenville Street, St. Helier, Jersey JE4 8PX,
                      Channel Islands (011 44 1534) 609892
  (Address and telephone number of Registrant 3's principal executive offices)

                        --------------------------------

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:


Granite Master Issuer plc:
--------------------------

                                         Name of each exchange on
Title of each series and class(1)        which registered
---------------------------------        -------------------------

$800,000,000 series 2005-1 class A1      London Stock Exchange
notes due December 2019

$1,100,000,000 series 2005-1 class A3    London Stock Exchange
notes due December 2024

$1,100,000,000 series 2005-1 class A4    London Stock Exchange
notes due December 2054

$60,500,000 series 2005-1 class B1       London Stock Exchange
notes due December 2054

$65,000,000 series 2005-1 class M1       London Stock Exchange
notes due December 2054

$975,000,000 series 2005-2 class A1      London Stock Exchange
notes due June 2030

$800,000,000 series 2005-2 class A4      London Stock Exchange
notes due December 2054

$1,250,000,000 series 2005-2 class A6    London Stock Exchange
notes due December 2054

$90,000,000 series 2005-2 class B1       London Stock Exchange
notes due December 2054

$95,000,000 series 2005-2 class M1       London Stock Exchange
notes due December 2054

$90,000,000 series 2005-2 class C1       London Stock Exchange
notes due December 2054

$1,000,000,000 series 2005-3 class A     London Stock Exchange
notes due August 2054

$1,326,300,000 series 2005-4 class A1    London Stock Exchange
notes due June 2030

$996,600,000 series 2005-4 class A3      London Stock Exchange
notes due December 2054

$72,500,000 series 2005-4 class B1       London Stock Exchange
notes due December 2054

$38,500,000 series 2005-4 class B2       London Stock Exchange
notes due
------------------------------


(1) The current balances of each of the above classes of notes issued by Granite Master Issuer plc as at February 28, 2006 are as follows:
     $342,857,000 series 2005-1 class A1 notes; $1,100,000,000 series 2005-1 class A3 notes; $1,100,000,000 series 2005-1 class A4 notes; $60,500,000 series 2005-1 class B1 notes; $65,000,000 series 2005-1 class M1 notes; $507,092,948 series 2005-2 class A1 notes; $800,000,000 series 2005-2 class
     A4 notes; $1,250,000,000 series 2005-2 class A6 notes; $90,000,000 series
     2005-2 class B1 notes; $95,000,000 series 2005-2 class M1 notes; $90,000,000 series 2005-2 class C1 notes; $1,000,000,000 series 2005-3 class A notes; $929,112,271 series 2005-4 class A1 notes; $996,600,000 series 2005-4 class A3 notes; $72,500,000 series 2005-4 class B1 notes; $38,500,000 series 2005-4 class B2 notes; $64,700,000 series 2005-4 class
     M1 notes; $36,300,000 series 2005-4 class M2 notes; $80,400,000 series
     2005-4 class C1 notes; and $44,600,000 series 2005-4 class C2 notes.

December 2054

$64,700,000 series 2005-4 class M1       London Stock Exchange
notes due December 2054

$36,300,000 series 2005-4 class M2       London Stock Exchange
notes due December 2054

$80,400,000 series 2005-4 class C1       London Stock Exchange
notes due December 2054

$44,600,000 series 2005-4 class C2       London Stock Exchange
notes due December 2054

Global Intercompany Loan(2)              None

Funding 2 interest in the mortgages      None
trust(2)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

     Not Applicable

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
                                                                  |_| Yes |X| No

If this report is an annual or transitional report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
                                                                  |_| Yes |X| No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                                                  |X| Yes |_| No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer |_| Accelerated filer |_| Non-accelerated filer |X|

Indicate by check mark which financial statement item the registrant has elected to follow.

                                            Item 17 and Item 18 - Not Applicable
-------------------------
(2) These items have not been offered directly to investors. Granite Finance Trustees Limited is the registrant for Granite Finance Funding 2 Limited's interest in the mortgages trust and is holding that interest in the mortgages trust on behalf of Granite Finance Funding 2 Limited. The interest of Granite Finance Funding 2 Limited in the mortgages trust is the primary source of payment on each loan tranche under the global intercompany loan. The global intercompany loan made by Granite Master Issuer plc to Granite Finance Funding 2 Limited is the primary source of payments on the notes issued by Granite Master Issuer plc. Granite Master Issuer plc is the registrant for the notes issued by Granite Master Issuer plc.

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)
                                                                  |_| Yes |X| No

                                TABLE OF CONTENTS

Presentation of Information.................................................1
Forward-looking Statements..................................................4
Incorporation of Certain Documents by Reference.............................4

                                     PART I

Item 1.   Identity of Directors, Senior Management and Advisers.............5
Item 2.   Offer Statistics and Expected Timetable...........................5
Item 3.   Key Information...................................................5
                Selected financial data.....................................5
                Capitalization and indebtedness.............................6
                Reasons for the offer and use of proceeds...................6
                Risk factors................................................6
Item 4.   Information on the Company.......................................36
                History and development of the company.....................36
                Business overview..........................................36
                Organizational structure...................................37
                Property, plants and equipment.............................37
Item 5.   Operating and Financial Review and Prospects.....................38
                Operational results........................................38
                Liquidity and capital resources............................38
                Research and development, patents and licenses etc.........38
                Trend Information..........................................38
                Off-balance Sheet Arrangements.............................38
                Tabular Disclosure of Contractual Obligations..............38
                Safe Harbor................................................38
Item 6.   Directors, Senior Management and Employees.......................38
                Directors and Senior Management............................38
                Compensation...............................................41
Item 7.   Major Shareholders and Related Party Transactions................42
                Major shareholders.........................................42
                Related party transactions.................................42
Item 8.   Financial Information............................................43
Item 9.   The Offer and Listing............................................43
Item 10.  Additional Information...........................................44
                Share Capital..............................................44
                Memorandum and articles of association.....................44
                Material contracts.........................................44
                Exchange Controls..........................................44
                Taxation...................................................44
                Dividend and paying agents.................................51
                Statements by experts......................................51
                Documents on display.......................................51
                Subsidiary information.....................................51
Item 11.  Quantitative and Qualitative Disclosures About Market Risk.......52
Item 12.  Description of Securities Other than Equity Securities...........60

                                     PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies..................60
Item 14.  Material modifications to the rights of Security
            Holders and use of Proceeds....................................60
Item 15.  Controls and Procedures..........................................60
Item 16.  [Reserved]
Item 16A. Audit Committee Financial Expert.................................61
Item 16B. Code of Ethics...................................................61
Item 16C. Principal Accountant Fees and Services...........................61
Item 16D. Exemptions from the Listing Standards for Audit Committees.......61
Item 16E. Purchasers of Equity Securities by the Issuer and
            Affiliated Purchasers..........................................61

                                    PART III

Item 17.  Financial Statements.............................................61
Item 18.  Financial Statements.............................................61
Item 19.  Exhibits    .....................................................61

PRESENTATION OF INFORMATION

     This Annual Report on Form 20-F relates to:

     (1) Granite Master Issuer plc (the "issuer") and the following securities (the "securities" or "notes"), which were issued pursuant to a trust deed dated January 19, 2005 (together with all amendments and supplements thereto, the "issuer trust deed"), between the issuer and the note trustee:

     o   $800,000,000 series 2005-1 class A1 notes due December 2019;

     o   $1,100,000,000 series 2005-1 class A3 notes due December 2024;

     o   $1,100,000,000 series 2005-1 class A4 notes due December 2054;

     o   $60,500,000 series 2005-1 class B1 notes due December 2054;

     o   $65,000,000 series 2005-1 class M1 notes due December 2054;

     o   $975,000,000 series 2005-2 class A1 notes due June 2030;

     o   $800,000,000 series 2005-2 class A4 notes due December 2054;

     o   $1,250,000,000 series 2005-2 class A6 notes due December 2054;

     o   $90,000,000 series 2005-2 class B1 notes due December 2054;

     o   $95,000,000 series 2005-2 class M1 notes due December 2054;

     o   $90,000,000 series 2005-2 class C1 notes due December 2054;

     o   $1,000,000,000 series 2005-3 class A notes due August 2054;

     o   $1,326,300,000 series 2005-4 class A1 notes due June 2030;

     o   $996,600,000 series 2005-4 class A3 notes due December 2054;

     o   $72,500,000 series 2005-4 class B1 notes due December 2054;

     o   $38,500,000 series 2005-4 class B2 notes due December 2054;

     o   $64,700,000 series 2005-4 class M1 notes due December 2054;

     o   $36,300,000 series 2005-4 class M2 notes due December 2054;

     o   $80,400,000 series 2005-4 class C1 notes due December 2054;

     o   $44,600,000 series 2005-4 class C2 notes due December 2054; and

     (2) the following loan tranches under the global intercompany loan (the "global intercompany loan") made by the issuer to Funding 2 pursuant to a global intercompany loan agreement dated January 19, 2005 (the "global intercompany loan agreement"):

     o   Series 2005-1 AAA (Class A1) loan tranche in the amount of
         (GBP)425,531,915 (or approximately $796,727,045) (3);

     o   Series 2005-1 AAA (Class A3) loan tranche in the amount of
         (GBP)585,106,383 (or approximately $1,095,499,687) (3);
------------------------

(3)  This translation of pounds sterling into US dollars was made at a rate of
     (GBP)0.5341 = $1.00, which reflects the noon buying rate in the City of New York for cable transfers in sterling per $1.00 and certified for customs purposes by the Federal Reserve Bank on January 19, 2005, which was the rate of exchange used in the final prospectus dated January 21, 2005 relating to the notes.

     o   Series 2005-1 AAA (Class A4) loan tranche in the amount of
         (GBP)585,106,383 (or approximately $1,095,499,687) (3);

     o   Series 2005-1 AA (Class B1) loan tranche in the amount of
         (GBP)32,180,851 (or approximately $60,252,483) (3);

     o   Series 2005-1 A (Class M1) loan tranche in the amount of
         (GBP)34,574,468 (or approximately $64,734,072) (3);

     o   Series 2005-2 AAA (Class A1) loan tranche in the amount of
         (GBP)530,467,900 (or approximately $1,001,827,951)(4);

     o   Series 2005-2 AAA (Class A4) loan tranche in the amount of
         (GBP)435,255,713 (or approximately $822,012,678) (4);

     o   Series 2005-2 AAA (Class A6) loan tranche in the amount of
         (GBP)680,087,051 (or approximately $1,284,394,808) (4);

     o   Series 2005-2 AA (Class B1) loan tranche in the amount of
         (GBP)48,966,268 (or approximately $92,476,427) (4);

     o   Series 2005-2 A (Class M1) loan tranche in the amount of
         (GBP)51,686,616 (or approximately $97,614,006) (4);

     o Series 2005-2 (Class C1) loan tranche in the amount of (GBP)48,966,268 (or approximately $92,476,427) (4);

     o Series 2005-3 (Class A) loan tranche in the amount of (GBP)556,018,904 (or approximately $1,015,930,758)(5);

     o   Series 2005-4 AAA (Class A1) loan tranche in the amount of
         (GBP)727,337,538 (or approximately $1,279,622,692)(6);

     o   Series 2005-4 AAA (Class A3) loan tranche in the amount of
         (GBP)546,531,396 (or approximately $961,526,031)(6);

     o   Series 2005-4 AA (Class B1) loan tranche in the amount of
         (GBP)39,758,706 (or approximately $69,948,462) (6);

     o   Series 2005-4 AA (Class B2) loan tranche in the amount of
         (GBP)21,113,244 (or approximately $37,145,046) (6);

     o   Series 2005-4 A (Class M1) loan tranche in the amount of
         (GBP)35,481,217 (or approximately $62,422,971) (6);

     o   Series 2005-4 A (Class M2) loan tranche in the amount of
         (GBP)19,906,773 (or approximately $35,022,472) (6);
----------------------

(4)  This translation of pounds sterling into US dollars was made at a rate of
     (GBP)0.5295 = $1.00, which reflects the noon buying rate in the City of New York for cable transfers in sterling per $1.00 and certified for customs purposes by the Federal Reserve Bank on March 31, 2005, which was the rate of exchange used in the final prospectus dated May 23, 2005 relating to the notes.

(5)  This translation of pounds sterling into US dollars was made at a rate of
     (GBP)0.5473 = $1.00, which reflects the noon buying rate in the City of New York for cable transfers in sterling per $1.00 and certified for customs purposes by the Federal Reserve Bank on June 30, 2005, which was the rate of exchange used in the final prospectus dated August 26, 2005 relating to the notes.

(6)  This translation of pounds sterling into US dollars was made at a rate of
     (GBP)0.5684 = $1.00, which reflects the noon buying rate in the City of New York for cable transfers in sterling per $1.00 and certified for customs purposes by the Federal Reserve Bank on July 29, 2005, which was the rate of exchange used in the final prospectus dated September 15, 2005 relating to the notes.

     o   Series 2005-4 BBB (Class C1) loan tranche in the amount of
         (GBP)44,091,034 (or approximately $77,570,433) (6); and

     o   Series 2005-4 BBB (Class C2) loan tranche in the amount of
         (GBP)24,458,459 (or approximately $43,030,364). (6)

     This Annual Report on Form 20-F further relates to Funding 2's interest in the mortgages trust, the property of which includes the initial mortgage portfolio and the related security that Northern Rock plc (the "seller") assigned to the mortgages trustee on March 26, 2001 (the "initial closing date"), the further mortgage portfolios that the seller assigned to the mortgages trustee after the initial closing date and each new mortgage portfolio and the related security that the seller assigns to the mortgages trustee on any assignment date, including any permitted replacement mortgage loan in respect of any permitted product switch and any income generated by the mortgage loans or their related security on or after the relevant assignment date (excluding third party amounts). In addition, re-draws made under flexible mortgage loans and further draws made under personal secured loans, in each case that were assigned to the mortgages trustee also form part of the existing trust property. Future re-draws that are made under flexible mortgage loans and further draws that are made under personal secured loans, in each case that are assigned to the mortgages trustee, will also form part of the trust property. The trust property also includes any contribution paid by either beneficiary to the mortgages trustee (until the relevant funds are applied by the mortgages trustee in accordance with the mortgages trust deed) and any money in the mortgages trustee transaction account and the mortgages trustee guaranteed investment contract, or GIC account. The mortgages trustee GIC account is the bank account in which the mortgages trustee holds any cash that is part of the trust property until it is distributed to the beneficiaries. The composition of the trust property fluctuates as re-draws under flexible mortgage loans, further draws under personal secured loans, future further advances and new mortgage loans are added to the mortgages trust and as the mortgage loans that were previously part of the trust property are repaid or mature or are purchased by the seller.

     Certain terms used herein and not defined have the same meaning ascribed to such terms in the Registration Statement on Form S-3 relating to the securities (file number 333-119671) (the "Granite Master Issuer Registration Statement").

     References to "previous issuers" or "other issuers" herein refer to each of Granite Mortgages 01-1 plc, Granite Mortgages 01-2 plc, Granite Mortgages 02-1 plc, Granite Mortgages 02-2 plc, Granite Mortgages 03-1 plc, Granite Mortgages 03-2 plc, Granite Mortgages 03-3 plc, Granite Mortgages 04-1 plc, Granite Mortgages 04-2 plc and Granite Mortgages 04-3 plc. Each of the previous issuers has filed a Certification and Notice of Suspension of Duty to File Reports under
Section 13 of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), on Form 15 and is therefore not required to file an annual report for the fiscal year ended December 31, 2005.

     Certain items in Form 20-F are only applicable to registration statements and not to annual reports filed on Form 20-F. Therefore, as used in this Annual Report, "Not Applicable to Annual Reports Filed on Form 20-F" means that the response to the referenced item is omitted in reliance on the instructions to Form 20-F published by the SEC as of the date of this Annual Report that specifically state that such item is inapplicable to annual reports filed on Form 20-F. In addition, information required for some items in Form 20-F is not applicable to the issuer, Funding 2 or Granite Finance Trustees Limited (the "mortgages trustee"). Therefore, as used in this Annual Report, "Not Applicable" means the response to the referenced item is omitted in reliance on the procedures outlined in numerous no-action letters issued by the staff of the SEC with respect to issuers of substantially similar asset-backed securities that file annual reports on Form 10-K, or that the referenced item is otherwise not applicable.

                           FORWARD-LOOKING STATEMENTS

     This Annual Report may contain forward-looking statements, including, but not limited to, statements made under Item 3, Sub-part D of this Annual Report, entitled "Risk Factors". All statements regarding the future financial condition, results of operations and business strategy, plans and objectives of the seller of the mortgage portfolios, the issuer, Funding 2 or the mortgages trustee are forward-looking. These forward-looking statements can be identified by the use of forward-looking terminology, such as the words "believes", "expects", "may", "intends", "should" or "anticipates", or the negative or other variations of those terms. These statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results and performance of the notes, the seller or the mortgage portfolios, the issuer, Funding 2, the mortgages trustee or the UK residential mortgage industry to differ materially from any future results or performance expressed or implied in the forward-looking statements. These risks and uncertainties and other factors include, among others: general economic and business conditions in the UK; currency exchange and interest fluctuations; governmental, statutory, regulatory or administrative initiatives affecting the seller; changes in business strategy, lending practices or customer relationships; and other factors that may be referred to in this Annual Report. Some of the most significant of these risks, uncertainties and other factors are discussed in Item 3, Sub-part D of this Annual Report, entitled "Risk Factors", and noteholders are encouraged to carefully consider those factors prior to making an investment decision relating to the notes.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Each of the issuer, Funding 2 and the mortgages trustee incorporates by reference its periodic filings on Form 6-K, which contain all financial information relating to the securities relevant to the holders of the notes. References in this Annual Report to the "prospectus relating to the notes" refers to the prospectus contained within the Registration Statement relating to the notes.

                                     PART I

Item 1.  Identity of Directors, Senior Management and Advisers

     A. Directors and senior management

     Not Applicable to Annual Reports Filed on Form 20-F

     B.  Advisers

     Not Applicable to Annual Reports Filed on Form 20-F

     C.  Auditors

     Not Applicable to Annual Reports Filed on Form 20-F

Item 2.  Offer Statistics and Expected Timetable

     A.  Offer statistics

     Not Applicable to Annual Reports Filed on Form 20-F

     B. Method and expected timetable

     Not Applicable to Annual Reports Filed on Form 20-F

Item 3.  Key Information

         A.       Selected financial data

     Each of the issuer, Funding 2 and the mortgages trustee incorporates by reference and attaches hereto as exhibits the following reports, filed on Form 6-K, which include all financial information relating to the securities that is relevant to holders of the notes:

     o    Investor's Monthly Report in respect of the issuer for January 2005;

     o    Investor's Monthly Report in respect of the issuer for February 2005;

     o    Investor's Monthly Report in respect of the issuer for March 2005;

     o    Investor's Monthly Report in respect of the issuer for April 2005;

     o    Investor's Monthly Report in respect of the issuer for May 2005;

     o Investor's Quarterly Report in respect of the issuer for the period March 1, 2005 to May 31, 2005;

     o    Investor's Monthly Report in respect of the issuer for June 2005;

     o    Investor's Monthly Report in respect of the issuer for July 2005;

     o    Investor's Monthly Report in respect of the issuer for August 2005;

     o Investor's Quarterly Report in respect of the issuer for the period June 1, 2005 to August 31, 2005;

     o    Investor's Monthly Report in respect of the issuer for September 2005;

     o    Investor's Monthly Report in respect of the issuer for October 2005;

     o    Investor's Monthly Report in respect of the issuer for November 2005;

     o Investor's Quarterly Report in respect of the issuer for the period September 1, 2005 to November 30, 2005; and

     o    Investor's Monthly Report in respect of the issuer for December 2005.

     B.   Capitalization and indebtedness

     Not Applicable to Annual Reports Filed on Form 20-F

     C.   Reasons for the offer and use of proceeds

     Not Applicable to Annual Reports Filed on Form 20-F

     D.   Risk factors

     This section describes the principal risks associated with an investment in the notes.

     In addition, this Annual Report contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this Annual Report and the Granite Master Issuer Registration Statement.

     Noteholders cannot rely on any person other than the issuer to make payments on the notes

     The issuer is the only party responsible for making payments on the notes. The notes do not represent an interest in or obligation of, and are not insured or guaranteed by, any of Northern Rock plc, the underwriters, Funding 2, Funding, the mortgages trustee, the security trustee, the Funding 2 security trustee, the note trustee, the issuer security trustee, any swap provider or any of their respective affiliates or any other party to the transaction other than the issuer.

     The issuer has a limited amount of resources available to it to make payments on the notes

     The issuer's ability to make payments of interest on, and principal of, the notes and to pay its operating and administrative expenses will depend primarily on funds being received under the global intercompany loan agreement. The payment of interest on, and principal of, each series and class of notes will primarily depend on funds being received under the related loan tranche (and no other loan tranche). In addition, the issuer will rely on the issuer swaps to provide payments on certain series and classes of notes.

     The issuer will not have any other significant sources of funds available to meet its obligations under the notes and/or any other payments ranking in priority to the notes other than (in the case of interest due and payable on the notes and scheduled principal due in respect of original bullet redemption notes) the amount of funds credited to the issuer reserve fund (as described under "Credit structure - Issuer reserve fund" in the prospectus relating to the notes). If the resources described above cannot provide the issuer with sufficient funds to enable it to make required payments on the notes, noteholders may incur a loss of interest and/or principal which would otherwise be due and payable on the notes.

     Funding 2 is not required to make payments on the global intercompany loan if it does not have enough money to do so, which could adversely affect payment on the notes

     Funding 2's ability to pay amounts due on loan tranches advanced under the global intercompany loan agreement will depend upon:

     o Funding 2 receiving enough funds from the Funding 2 share of the trust property, including its share of the proceeds of revenue receipts and principal receipts on the mortgage loans included in the mortgages trust on or before each loan payment date;

     o    Funding 2 receiving funds from the Funding 2 basis rate swap provider;

     o Funding 2 receiving funds from the Funding 2 liquidity facility provider (if any); and

     o (in the case of interest due under the global intercompany loan agreement and principal due in respect of original bullet loan tranches) the amount of funds credited to the Funding 2 reserve fund (as described under "Credit structure - Funding 2 reserve fund" in the prospectus relating to the notes) and subject to certain restrictions, the amount of funds credited to the Funding 2 liquidity reserve fund (as described under "Credit structure - Funding 2 liquidity reserve fund" in the prospectus relating to the notes).

     According to the terms of the mortgages trust deed, the mortgages trustee is obliged to pay to Funding 2 on each distribution date (a) that portion of revenue receipts on the mortgage loans which is payable to Funding 2 in accordance with the terms of the mortgages trust deed, and (b) that portion of principal receipts on the mortgage loans which is payable to Funding 2 in accordance with the terms of the mortgages trust deed.

     On each loan payment date in respect of a loan tranche, however, Funding 2 will only be obliged to pay amounts due to the issuer in respect of such loan tranche under the global intercompany loan agreement to the extent that it has funds available to it after making payments ranking in priority to such loan tranche (such as payments of certain fees and expenses of Funding 2 and loan tranches of a more senior ranking) and taking into account payments ranking equally with such loan tranche (such as other loan tranches of the same tier). If Funding 2 does not pay amounts to the issuer in respect of a loan tranche under the global intercompany loan agreement because it does not have sufficient funds available, those amounts will be due but not payable until funds are available to pay those amounts in accordance with the relevant Funding 2 priority of payments. Funding 2's failure to pay those amounts to the issuer when due in such circumstances will not constitute an event of default under the global intercompany loan agreement until the latest occurring final repayment date of any loan tranche advanced under the global intercompany loan agreement. Following enforcement of the Funding 2 security and disbursement of the proceeds thereof, any remaining shortfall will be extinguished.

     If there is a shortfall between the amounts paid by Funding 2 to the issuer in respect of a loan tranche under the global intercompany loan agreement and the amounts payable by the issuer on the related series and class of notes, then noteholders may not receive the full amount of interest and/or principal which would otherwise be due and payable on those notes.

     Enforcement of the issuer security is the only remedy for a default in the issuer's obligations

     The only remedy for recovering amounts due on the notes is through the enforcement of the issuer security by the issuer security trustee in accordance with the issuer deed of charge. The issuer will only have recourse to the assets of Funding 2 if Funding 2 has also defaulted on its obligations under the global intercompany loan agreement and the Funding 2 security trustee (on behalf of the issuer and on behalf of the other Funding 2 secured creditors) has enforced the Funding 2 security. Noteholders may not directly enforce the issuer's obligation to repay notes or the issuer's right to repayment of the global intercompany loan by Funding 2. The note trustee may, and if directed by the required number of noteholders will, direct the issuer security trustee to enforce the issuer's rights against Funding 2.

     There may be a conflict between the interests of the holders of the various classes of notes, and the interests of other classes of noteholders may prevail over certain noteholders' interests

     The trust deed and the terms of the notes will provide that the note trustee is to have regard to the interests of the holders of all the classes of notes. There may be circumstances, however, where the interests of one class of the noteholders conflict with the interests of another class or classes of the noteholders. In general, the note trustee will give priority to the interests of the holders of the most senior class of notes such that:

     o the note trustee is to have regard only to the interests of the class A noteholders in the event of a conflict between the interests of the class A noteholders on the one hand and the class B noteholders and/or the class M noteholders and/or the class C noteholders and/or class D noteholders on the other hand;

     o (if there are no class A notes outstanding) the note trustee is to have regard only to the interests of the class B noteholders in the event of a conflict between the interests of the class B noteholders on the one hand and the class M noteholders and/or the class C noteholders and/or class D noteholders on the other hand;

     o (if there are no class A notes or class B notes outstanding) the note trustee is to have regard only to the interests of the class M noteholders in the event of a conflict between the interests of the class M noteholders on the one hand and the class C noteholders and/or class D noteholders on the other hand; and

     o (if there are no class A, class B or class M notes outstanding) the note trustee is to have regard only to the interests of the class C noteholders in the event of a conflict between the interests of the class C noteholders on the one hand and the class D noteholders on the other hand.

     Conflicts of interest between the Funding beneficiaries and the Funding security trustees

     Where Funding and Funding 2 in their capacities as beneficiaries of the mortgages trust (together, the "Funding beneficiaries"), acting together, or the Funding security trustees, acting together, are permitted to provide or exercise directions, rights, powers, benefits and/or discretions (or their equivalent), the Funding beneficiaries or the Funding security trustees (as applicable) will provide or exercise such directions, rights, powers, benefits and/or discretions in accordance with the controlling directions. Therefore, in circumstances where there is a conflict of interest, the directions of Funding or the security trustee (acting on behalf of the secured creditors of Funding) may prevail over the directions of Funding 2 or the Funding 2 security trustee (acting on behalf of the Funding 2 secured creditors), which may adversely affect noteholders' interests. For example, following an event of default affecting the notes of one or more Funding issuers, and in a situation in which there was a larger outstanding balance of AAA-rated notes issued by the Funding issuers than was issued by the issuer, then Funding and the Funding security trustees could direct enforcement proceedings to liquidate assets of the mortgages trust without regard to the wishes of holders of notes issued by the issuer. It is possible that Funding or the Funding security trustees might decide to enforce its security at a time when noteholders would not want assets of the mortgages trust sold, e.g., if all notes issued by the issuer were performing normally.

     If Funding 2 enters into other Funding 2 intercompany loans, such other Funding 2 intercompany loans and accompanying notes may be repaid prior to the global intercompany loan and the notes

     Subject to satisfaction of certain conditions, Funding 2 may, in the future, establish additional wholly-owned subsidiary companies that will issue notes to investors. The proceeds of each such issue of notes may be advanced by way of a Funding 2 intercompany loan to Funding 2. Funding 2 may use the proceeds of such Funding 2 intercompany loan to, amongst other things, pay to the mortgages trustee an initial contribution or a further contribution or to refinance all or part of an existing Funding 2 intercompany loan outstanding at that time. If the global intercompany loan (or any part thereof) is refinanced, noteholders could be repaid early.

     The issuer expects that the payment of the amounts owing by Funding 2 under any such Funding 2 intercompany loan will be funded from amounts received by Funding 2 from the trust property. Noteholders should note that the obligation to make such payments may rank equally in priority with payments made by Funding 2 to the issuer under the global intercompany loan agreement. The terms of the notes issued by such other Funding 2 issuer and the related Funding 2 intercompany loan may result in such notes and such Funding 2 intercompany loan being repaid prior to the repayment of the notes issued by the issuer under the prospectus relating to the notes and the related prospectus supplements and the repayment of the global intercompany loan.

     Noteholders will not have any right of prior review or consent before Funding 2 enters into any additional Funding 2 intercompany loans or the corresponding issuance of notes by the related Funding 2 issuer. Similarly, the terms of the Funding 2 transaction documents (including, but not limited to, the mortgage sale agreement, the mortgages trust deed, the Funding 2 deed of charge and the global intercompany loan agreement), the definitions of the trigger events and the seller share event and the criteria for the assignment of new loans to the mortgages trustee may be amended to reflect the new issue. Noteholders' consent to these changes will not be required. There can be no assurance that these changes will not affect the cashflow available to pay amounts due on the notes.

     Before issuing any notes, however, such other Funding 2 issuer will be required to satisfy a number of conditions, including that the then current ratings of the notes will not be reduced, withdrawn or qualified at the time of the issuance of such notes by such other Funding 2 issuer.

     The criteria for the assignment of new mortgage loans to the mortgages trustee may change over time without noteholders' consent

     The criteria for new mortgage loans to be assigned to the mortgages trustees may be amended in the future without noteholders' consent. As a result, the mortgages trust may include types of mortgage loans in the future with different characteristics than those currently in the mortgages trust. This may occur due to the development of new mortgage loan products in response to changing market conditions. Any such amendments, as provided in the mortgage sale agreement would require the consent of the parties to the mortgage sale agreement, including the Funding 2 security trustee.

     If the global intercompany loan (or any part thereof) is refinanced the notes could be repaid early

     Funding 2 may refinance some or all of the Funding 2 intercompany loans through proceeds received from the issuer or a new issuer under new Funding 2 intercompany loans. The issuer or a new issuer would fund such loans through the issuance of a new series and classes of notes. For example, an existing Funding 2 intercompany loan might be re-financed in order to provide the issuer with funds to redeem a class of notes after their step-up date following a change in tax law as permitted under the transaction documents. If the proceeds of a refinanced Funding 2 intercompany loan were used by the issuer to exercise an optional redemption of notes prior to their expected maturity, the notes could be repaid early. This, in turn, could have an adverse effect on the yield on the notes.

     Other Funding 2 issuers may share in the same security granted by Funding 2 to the issuer, and this may ultimately cause a reduction in the payments noteholders receive on the notes

     Any other Funding 2 issuer may become party to the Funding 2 deed of charge and, if so, will be entitled to share in the security granted by Funding 2 for the issuer's benefit (and the benefit of the other Funding 2 secured creditors) under the Funding 2 deed of charge. If the Funding 2 security is enforced and there are insufficient funds to make the payments that are due to all Funding 2 issuers, the issuer expects that each Funding 2 issuer will only be entitled to its proportionate share of those limited funds. This could ultimately cause a reduction in the payments noteholders receive on the notes.

     As new mortgage loans are assigned to the mortgages trustee and as mortgage loans are in certain circumstances removed from the mortgages trust, the characteristics of the trust property may change from those existing at the Funding 2 program date, and those changes may delay or reduce payments on the notes

     The issuer does not guarantee that the characteristics of any new mortgage loans assigned to the mortgages trustee will have the same characteristics as the mortgage loans in the mortgage portfolio as of the Funding 2 program date. In particular, new mortgage loans may have different payment characteristics from the mortgage loans in the mortgage portfolio as of the Funding 2 program date. The ultimate effect of this could be to delay or reduce the payments noteholders receive on the notes or to increase the rate of repayment of the notes. However, the new mortgage loans will be required to meet the conditions described under "Assignment of the mortgage loans and related security" in the prospectus relating to the notes.

     In addition, in order to promote the retention of borrowers, the seller may periodically contact certain borrowers in order to encourage a borrower to review the seller's other mortgage products and to discuss offering that borrower an alternative Northern Rock mortgage product. The seller also may periodically contact borrowers in the same manner in order to offer to a borrower the opportunity to apply for a further advance or a personal secured loan. The employee of the seller who contacts a borrower will not know whether that borrower's original mortgage loan has been sold to the mortgages trustee. However, if the relevant original mortgage loan made to that borrower happens to have been sold to the mortgages trustee and that borrower decides to switch mortgage products or take a further advance or a personal secured loan, the seller then has the option of repurchasing that original mortgage loan from the mortgages trustee.

     Generally, the borrowers that the seller may periodically contact are those borrowers whose mortgage loans are not in arrears and who are otherwise in good standing. To the extent that these borrowers switch to a different Northern Rock mortgage product or take a further advance or a personal secured loan and their original mortgage loans are purchased by the seller, the percentage of fully performing mortgage loans in the mortgage portfolio may decrease, which could delay or reduce payments noteholders receive on the notes. However, as described above, the seller's decision as to which borrowers to target for new mortgage products and/or further advances and/or personal secured loans and the decision whether to approve a new mortgage product and/or further advance and/ or personal secured loan for a particular borrower will be made without regard to whether a borrower's mortgage loan is included in the mortgage portfolio.

     The seller may change the lending criteria relating to mortgage loans which are subsequently assigned to the mortgages trustee which could affect the characteristics of the trust property, and which could lead to a delay or a reduction in the payments received on the notes or could increase the rate of repayment of the notes

     Each of the mortgage loans was originated in accordance with the seller's lending criteria applicable at the time of origination, which lending criteria in the case of each mortgage loan included in the mortgage portfolio as of the Funding 2 program date were the same as or substantially similar to the criteria described under "The mortgage loans - Origination of the mortgage loans - Lending criteria" in the prospectus relating to the notes. These lending criteria consider a variety of factors such as a potential borrower's credit history, employment history and status and repayment ability, as well as the value of the property to be mortgaged. In the event of the assignment of any new mortgage loans and new related security to the mortgages trustee, the seller will warrant to the mortgages trustee, Funding 2 and the Funding 2 security trustee that those new mortgage loans and new related security were originated in accordance with the seller's lending criteria applicable at the time of their origination. However, the seller retains the right to revise its lending criteria as determined from time to time, and so the lending criteria applicable to any new mortgage loan at the time of origination may not be the same as those set out in the section "The mortgage loans - Lending criteria" in the prospectus relating to the notes.

     If new mortgage loans that have been originated under revised lending criteria are assigned to the mortgages trustee, the characteristics of the trust property could change. This could lead to a delay or a reduction in the payments received on the notes or it could increase the rate of repayment of the notes.

     Repurchases of mortgage loans by the seller may have the same effect as prepayments on the mortgage loans

     In the event of the seller purchasing, from the mortgages trustee, mortgage loans subject to product switches or further advances or the repurchase by the seller of mortgage loans for breaches of representations and warranties, the payment received by the mortgages trustee will have the same effect as a prepayment of such mortgage loan or mortgage loans. Because these factors are not within the issuer's control or the control of Funding 2 or the mortgages trustee, the issuer cannot give any assurances as to the level of resulting prepayments that the mortgage portfolio may experience. See "- The yield to maturity of the notes may be adversely affected by prepayments or redemptions on the mortgage loans or repurchases of mortgage loans by the seller" in the prospectus relating to the notes.

     If a borrower takes a personal secured loan after the borrower's existing mortgage loan(s) has been assigned to the mortgages trustee, the seller intends to purchase from the mortgages trustee the mortgage loan(s) of that borrower (including any personal secured loans and any further draws thereunder in respect of that borrower) that were part of the trust property. In the case of any such purchase, the payment received by the mortgages trustee will have the same effect as a prepayment of such mortgage loan or mortgage loans.

     As the decision by the seller whether to purchase a mortgage loan subject to a product switch or a further advance, or the mortgage loan(s) of a borrower taking a personal secured loan is not within the issuer's control or the control of Funding 2 or the mortgages trustee, the issuer cannot give any assurance as to the level of effective prepayments that the mortgage portfolio may experience as a result.

     If property values decline payments on the notes could be adversely affected

     The security granted by Funding 2 in respect of the global intercompany loan, which is the principal source of funding for the notes, consists, among other things, of Funding 2's interest in the mortgages trust. Since the value of the mortgage portfolio held by the mortgages trustee may increase or decrease, the value of that security may decrease and will decrease if there is a general decline in property values. The issuer cannot guarantee that the value of a mortgaged property will remain at the same level as on the date of origination of the related mortgage loan. If the residential property market in the United Kingdom experiences an overall decline in property values, the value of the security created by the mortgage loans could be significantly reduced and, ultimately, may result in losses to noteholders if the security is required to be enforced.

     The timing and amount of payments on the mortgage loans could be affected by geographic concentration of the mortgage loans

     To the extent that specific geographic regions within the United Kingdom have experienced or may experience in the future weaker regional economic conditions and housing markets than other regions, a concentration of the mortgage loans in such a region may be expected to exacerbate all of the risks relating to the mortgage loans described in this section. The issuer can predict neither when nor where such regional economic declines may occur nor to what extent or for how long such conditions may continue. See "The cut-off date mortgage portfolio" in Annex A-1 to the related prospectus supplement.

     Each geographic region within the United Kingdom relies on different types of industries. Any downturn in a particular industry may adversely affect the regional employment levels and consequently the repayment ability of the borrowers in the region that relies most heavily on that industry. Any natural disasters in a particular region may reduce the value of affected mortgaged properties. This may result in a loss being incurred upon sale of the mortgaged property. In addition, employment rates differ across regions. The South East and South West have the lowest unemployment levels while the North has the highest.

     The timing and amount of payments on the mortgage loans could be affected by various factors which may adversely affect payments on the notes

     Various factors influence mortgage delinquency rates, prepayment rates, repossession frequency and therefore the timing and ultimate payment of interest and repayment of principal. These factors include changes in the national or international economic climate, prevailing mortgage interest rates, regional economic or housing conditions, homeowner mobility, changes in tax laws, inflation, the availability of financing, yields on alternative investments, political developments and government policies.

     The rate of prepayments on the mortgage loans may be increased due to borrowers refinancing their mortgage loans and sales of mortgaged properties (either voluntarily by borrowers or as a result of enforcement action taken), as well as the receipt of proceeds from buildings insurance and life assurance policies. The rate of prepayment of mortgage loans may also be influenced by the presence or absence of early repayment charges.

     Other factors in borrowers' personal or financial circumstances may reduce the ability of borrowers to repay mortgage loans. Loss of earnings, illness, divorce and other similar factors may lead to an increase in delinquencies by and bankruptcies of borrowers, and could ultimately have an adverse impact on the ability of borrowers to repay mortgage loans. In addition, the ability of a borrower to sell a property given as security for a mortgage loan at a price sufficient to repay the amounts outstanding under the mortgage loan will depend upon a number of factors, including the availability of buyers for that property, the value of that property and property values and the property market in general at the time.

     The global intercompany loan is the issuer's principal source of income for repayment of the notes. The principal source of income for repayment by Funding 2 of the global intercompany loan is its interest in the mortgage portfolio held on trust by the mortgages trustee for the benefit of Funding, Funding 2 and the seller. If the timing and payment of the mortgage loans is adversely affected by any of the risks described above, the payments on the notes could be reduced or delayed.

     The inclusion of certain types of mortgage loans may affect the rate of repayment and prepayment of the mortgage loans

     The mortgage portfolio contains flexible mortgage loans. Flexible mortgage loans provide the borrower with a range of options that gives that borrower greater flexibility in the timing and amount of payments made under the mortgage loan. Subject to the terms and conditions of the mortgage loans (which may require in some cases notification to the seller and in other cases the consent of the seller), under a flexible mortgage loan a borrower may "overpay" or prepay principal on any day or make a re-draw in specified circumstances. For a detailed summary of the characteristics of the flexible mortgage loans, see "The mortgage loans - Characteristics of the mortgage loans - Flexible mortgage loans" in the prospectus relating to the notes. In addition, certain of the seller's flexible mortgage loan products allow the borrower to make overpayments or repay the entire current balance under the flexible mortgage loan at any time without incurring an early repayment charge. See "The mortgage loans - Characteristics of the mortgage loans - Early repayment charges" in the prospectus relating to the notes.

     The inclusion of Together Connections mortgage loans and Connections mortgage loans, which are another type of flexible mortgage loan, in the mortgages trust may also affect the yield to maturity of and the timing of payments on the notes. Application of the Together Connections Benefit, a feature of Together Connections mortgage loans, and Connections Benefit, a feature of Connections mortgage loans, will reduce the principal amount outstanding on a Together Connections mortgage loan and a Connections mortgage loan, respectively. As a result, less of a related borrower's contractual payment required to be made on a monthly payment date ("monthly payment") (which the borrower is nevertheless obligated to continue making in full) will be required to pay interest, and proportionately more of that contractual monthly payment will be allocated as a repayment of principal. This reallocation may lead to amortization of the related mortgage loan more quickly than would otherwise be the case. For a description of the Together Connections mortgage loans and the Together Connections Benefit and the Connections mortgage loans and the Connections Benefit, see "The mortgage loans - Characteristics of the mortgage loans - Mortgage loan products offered by the seller" in the prospectus relating to the notes.

     To the extent that borrowers under flexible mortgage loans consistently prepay principal or to the extent that Together Connections mortgage loans and Connections mortgage loans amortize more quickly than otherwise expected, the timing of payments on the notes may be adversely affected.

     The yield to maturity of the notes may be adversely affected by prepayments or redemptions on the mortgage loans or repurchases of mortgage loans by the seller

     The yield to maturity of the notes of each class will depend mostly on (a) the amount and timing of the repayment of principal on the mortgage loans, and
(b) the price paid by the noteholders of each class of notes. The yield to maturity of the notes of each class may be adversely affected by a higher or lower than anticipated rate of prepayments on the mortgage loans. The rate of prepayment of mortgage loans is influenced by a wide variety of factors, as summarized in the two immediately preceding risk factors.

     Variation in the rate and timing of prepayments of principal on the mortgage loans may affect each class of notes differently depending upon amounts already repaid by Funding 2 to the issuer under the global intercompany loan and whether a trigger event has occurred or the security granted by the issuer under the issuer deed of charge has been enforced. As a general matter, if prepayments on the mortgage loans occur less frequently than anticipated, then the amortization of the notes may take much longer than is presently anticipated and the actual yields on the notes may be lower than noteholders anticipate. Rates of prepayment and scheduled repayments on the mortgage loans in the mortgages trust have had no impact on the yield to maturity of the notes to date. However, if the aggregate rates of prepayments and scheduled repayments fell to levels much lower than the historical CPR levels in respect of the mortgages trust (or the United Kingdom mortgage market in general) as described in the prospectus supplement, note maturities would likely be extended. Alternatively, it is unlikely that the average lives of the notes would be reduced unless CPRs rose to levels much higher than the historical CPR levels in respect of the mortgages trust (or the United Kingdom mortgage market in general) as described in the prospectus supplement and the sponsor ceased to maintain the required amount of mortgage loans in the mortgages trust.

     No assurance can be given that Funding 2 will receive sufficient funds during the cash accumulation period prior to the bullet repayment date for a bullet loan tranche, prior to the scheduled repayment date for a scheduled repayment loan tranche or prior to the controlled repayment date for a controlled repayment loan tranche, in each case to enable Funding 2 to repay these loan tranches to the issuer in time for it to redeem the corresponding series and classes of notes on their bullet redemption date, scheduled redemption dates or controlled redemption dates, respectively. The extent to which sufficient funds are received by Funding 2 during a cash accumulation period for a bullet loan tranche or prior to a scheduled repayment date or a controlled repayment date will depend on whether the actual principal prepayment rate of the loans is the same as the assumed principal prepayment rate.

     If Funding 2 does not have sufficient funds to pay the full amount scheduled to be repaid on a bullet loan tranche, scheduled repayment loan tranche or controlled repayment loan tranche and therefore the issuer cannot redeem the corresponding series and classes of notes on their bullet redemption date, scheduled redemption dates or controlled redemption dates, respectively, then Funding 2 will be required to pay the issuer only the amount it has actually received in respect of such loan tranches. Accordingly, the issuer will only be obliged to pay the amount of funds it received from Funding 2 to holders of the corresponding notes. Any shortfall on such loan tranches and related notes will be deferred to and paid on subsequent loan payment dates or, as applicable, note payment dates when Funding 2 has money available to pay such shortfall on the loan tranches to the issuer and it, in turn, have funds to pay the amount to be repaid on the related series and classes of notes. If this happens, holders of affected notes will not receive repayment of principal when expected which may have an adverse effect on the yield to maturity of those notes.

     In addition, during the cash accumulation period for the bullet loan tranches, no payments of principal will be made on other loan tranches unless the quarterly CPR of the mortgage loans is greater than 15% and certain other conditions are met, as described under "Cashflows - Distribution of Funding 2 available principal receipts prior to the enforcement of the Funding 2 security
- Rules for application of Funding 2 available principal receipts" in the prospectus relating to the notes.

     The occurrence of an asset trigger event or enforcement of the issuer security or the Funding 2 security may accelerate the repayment of certain notes and/or delay the repayment of other notes

If an asset trigger event has occurred or the issuer security and/or the Funding 2 security has been enforced, the mortgages trustee will distribute principal receipts on the mortgage loans to Funding, Funding 2 and the seller proportionally based on their percentage shares of the trust property. Funding 2 will, on each monthly payment date following the occurrence of an asset trigger event or the enforcement of the Funding 2 security or the issuer security apply those principal receipts received by it from the mortgages trustee, after making the requisite payments to the Funding 2 liquidity facility provider (if any), the Funding 2 reserve fund and the Funding 2 liquidity reserve fund (if any), to repay:

     o first, the AAA loan tranches in respect of each Funding 2 intercompany loan until each of those AAA loan tranches is fully repaid;

     o then, the AA loan tranches in respect of each Funding 2 intercompany loan until each of those AA loan tranches is fully repaid;

     o then, the A loan tranches in respect of each Funding 2 intercompany loan until each of those A loan tranches is fully repaid;

     o then, the BBB loan tranches in respect of each Funding 2 intercompany loan until each of those BBB loan tranches is fully repaid;

     o then, the BB loan tranches in respect of each Funding 2 intercompany loan until each of those BB loan tranches is fully repaid.

     The above priority of payments may cause certain series and classes of notes to be repaid more rapidly than expected and other series and classes of notes to be repaid more slowly than expected and there is a risk that such notes may not be repaid by their final maturity date.

     The occurrence of a non-asset trigger event may accelerate the repayment of certain notes and/or delay the repayment of other notes

     If a non-asset trigger event has occurred and until the occurrence of an asset-trigger event, the mortgages trustee will distribute all principal receipts to Funding 2 and Funding until the Funding 2 share percentage and the Funding share percentage of the trust property are each zero and will thereafter apply all principal receipts to the seller. Funding 2 will, on each monthly payment date following the occurrence of a non-asset trigger event, apply these principal receipts received by it from the mortgages trustee, after making the requisite payments to the Funding 2 liquidity facility provider (if any), the Funding 2 reserve fund and the Funding 2 liquidity reserve fund (if any), to repay:

     o firstly, the AAA loan tranches in order of final repayment date, beginning with the earliest final repayment date;

     o then, the AA loan tranches in respect of each Funding 2 intercompany loan until each of those AA loan tranches is fully repaid;

     o then, the A loan tranches in respect of each Funding 2 intercompany loan until each of those A loan tranches is fully repaid;

     o then, the BBB loan tranches in respect of each Funding 2 intercompany loan until each of those BBB loan tranches is fully repaid;

     o then, the BB loan tranches in respect of each Funding 2 intercompany loan until each of those BB loan tranches is fully repaid.

     The above priority of payments may cause certain series and classes of notes to be repaid more rapidly than expected and other series and classes of notes to be repaid more slowly than expected and there is a risk that such notes may not be repaid by their final maturity date.

     The occurrence of a pass-through trigger event may accelerate the repayment of certain notes and/or delay the repayment of other notes

     A "pass-through trigger event" is any of the following events: (a) a trigger event; (b) the service of an issuer enforcement notice by the note trustee on the issuer; or (c) the service of an Funding 2 intercompany loan enforcement notice by the Funding 2 security trustee on the issuer.

     Following the occurrence of a pass-through trigger event:

     o each series and class of notes will be deemed pass-through notes and each loan tranche will be deemed a pass-through loan tranche;

     o interest on each loan tranche will be calculated on a monthly basis and will be due and payable by Funding 2 to the issuer on each monthly payment date and interest on each series and class of notes will also be calculated on a monthly basis and will be due and payable by the issuer on each monthly payment date; and

     o principal repayments in respect of each loan tranche (as to which see "- The occurrence of an asset trigger event or enforcement of the issuer security or the Funding 2 security may accelerate the repayment of certain notes and/or delay the repayment of other notes" and "- The occurrence of a non-asset trigger event may accelerate the repayment of certain notes and/ or delay the repayment of other notes" in the prospectus relating to the notes) will be made by Funding 2 on each monthly payment date and the issuer will, also on each monthly payment date, apply the proceeds of such principal repayments, which are available for payment, in repayment of the notes in accordance with the applicable issuer priority of payments but without regard to the scheduled amounts due in respect of the bullet redemption notes, the scheduled redemption notes and the controlled amortization notes and the dates on which such amounts would otherwise have been due.

     This may cause certain series and classes of notes to be repaid more rapidly than expected and other series and classes of notes to be repaid more slowly than expected and there is a risk that such notes may not be repaid by their final maturity date.

     Competition in the UK mortgage loan industry could increase the risk of an early redemption of the notes

     The mortgage loan industry in the United Kingdom is highly competitive. Both traditional and new lenders use heavy advertising, targeted marketing, aggressive pricing competition and loyalty schemes in an effort to expand their presence in or to facilitate their entry into the market and compete for customers. For example, certain of the seller's competitors have implemented loyalty discounts for long-time customers to reduce the likelihood that these customers would refinance their mortgage loans with other lenders such as the seller.

     This competitive environment may affect the rate at which the seller originates new mortgage loans and may also affect the level of attrition of the seller's existing borrowers. If the rate at which new mortgage loans are originated declines significantly or if existing borrowers refinance their mortgage loans with lenders other than the seller then the risk of a trigger event occurring increases, which could result in an early redemption of the notes.

     If the seller does not purchase fixed rate mortgage loans under which the borrower exercises his or her re-fix option then Funding 2 may need to enter into new hedging arrangements and the issuer may not find a counterparty at the relevant time

     If the seller does not elect within 30 days of the end of the relevant fixed rate period to purchase the relevant mortgage loan from the mortgages trustee if it becomes a re- fixed mortgage loan, then this will necessitate the entry by Funding 2 into further hedging arrangements with an alternative basis rate swap counterparty satisfactory to the rating agencies. Entering into additional hedging arrangements may increase Funding 2's obligations on any monthly payment date which may adversely affect payments on the notes. In addition, the issuer cannot provide assurance that an alternative basis rate swap counterparty will be available to Funding 2 at the relevant time.

     If the mortgages trustee GIC provider, the Funding 2 GIC provider or the issuer GIC provider ceases to satisfy certain criteria, then the mortgages trustee GIC account, the Funding 2 GIC account and the issuer GIC account may have to be transferred to another GIC provider under terms that may not be as favorable as those offered by the current GIC provider

     The mortgages trustee GIC provider, the Funding 2 GIC provider and the issuer GIC provider are required to satisfy certain criteria (including certain criteria and/or permissions set or required by the FSA from time to time) in order to continue to receive deposits in the mortgages trustee GIC account, the Funding 2 GIC account and the issuer GIC account, respectively. If either the mortgages trustee GIC provider, the Funding 2 GIC provider or the issuer GIC provider ceases to satisfy these criteria, then the relevant account may need to be transferred to another entity which does satisfy these criteria. In these circumstances, the stand-by GIC provider (in relation to the mortgages trustee GIC account) or other bank, as applicable, may not offer a GIC on terms as favorable as those provided by the mortgages trustee GIC provider, the Funding 2 GIC provider or the issuer GIC provider.

     The criteria referred to above as of the date of this prospectus include a requirement that the short-term, unguaranteed and unsecured debt ratings ascribed to the mortgages trustee GIC provider, the Funding 2 GIC provider or the issuer GIC provider (as applicable) are at least "A-1+" (or in the circumstances described below, "A-1") by Standard & Poor's, "F1" by Fitch and "P-1" by Moody's, provided that where the relevant deposit amount is less than 20% of the aggregate principal amount outstanding of the notes issued by the issuer and the Funding issuers, then the short-term, unguaranteed and unsecured rating required to be ascribed by Standard & Poor's to the mortgages trustee GIC provider, the Funding 2 GIC provider or the issuer GIC provider (as applicable) shall be at least "A-1". These criteria are subject to change by the rating agencies.

     Ratings assigned to the notes may be lowered or withdrawn after noteholders purchase the notes, which may lower the market value of the notes

     The ratings assigned to each class of notes address the likelihood of full and timely payment to noteholders of all payments of interest on each note payment date under those classes of notes. The ratings also address the likelihood of ultimate repayment of principal on the final maturity date of each class of notes. Any rating agency may lower, withdraw or qualify its rating if, in the sole judgment of the rating agency, the credit quality of the notes has declined or is in question. If any rating assigned to the notes is lowered, withdrawn or qualified, the market value of the notes may be reduced.

     Subordination of other note classes may not protect noteholders from all risk of loss

     Each of the class B notes of each series, the class M notes of each series, the class C notes of each series and the class D notes of each series are subordinated in right of payment of interest to the class A notes of each series. Each of the class M notes of each series, the class C notes of each series and the class D notes of each series are subordinated in right of payment of interest to the class B notes of each series. Each of the class C notes of each series and the class D notes of each series are subordinated in right of payment of interest to the class M notes of each series. Each of the class D notes of each series are subordinated in right of payment of interest to the class C notes of each series.

     Each of the class B notes of each series, the class M notes of each series, the class C notes of each series and the class D notes of each series are subordinated in right of payment of principal to the class A notes of each series. Each of the class M notes of each series, the class C notes of each series and the class D notes of each series are subordinated in right of payment of principal to the class B notes of each series. Each of the class C notes and the class D notes of each series are subordinated in right of payment of principal to the class M notes of each series. The class D notes of each series are subordinated in right of payment of principal to the class C notes of each series.

     Noteholders should be aware, however, that not all classes of notes are scheduled to receive payments of principal on the same note payment dates. Each series and class of notes may have note payment dates in respect of interest and/or principal that are different from other notes of the same class (but of different series) or of the same series (but of a different class or sub-class). Despite the principal priority of payments described above, subject to no pass-through trigger event having occurred and satisfaction of the repayment tests, lower ranking classes of notes may nevertheless be repaid principal before higher ranking classes of notes and a series and class of notes may be repaid principal before other series of notes of the same class. Payments of principal are expected to be made to each class of notes in amounts up to the amounts set forth under "Cashflows - Distribution of issuer available principal receipts prior to enforcement of the issuer security" in the prospectus relating to the notes.

     There is no assurance that these subordination rules will protect the class A noteholders from all risks of loss, the class B noteholders from all risk of loss, the class M noteholders from all risk of loss, or the class C noteholders from all risk of loss. If the losses borne by the class D notes, the class C notes, the class M notes and the class B notes are in an aggregate amount equal to the aggregate outstanding principal balances of the class D notes, the class C notes, the class M notes and the class

B notes, then losses on the mortgage loans will thereafter be borne by the class A notes at which point there will be an asset trigger event. If the losses borne by the class D notes, the class C notes and the class M notes are in an aggregate amount equal to the aggregate outstanding principal balances of the class D notes, the class C notes and the class M notes, then losses on the mortgage loans will thereafter be borne by the class B notes. Similarly, if the losses allocated to the class D notes and the class C notes are in an aggregate amount equal to the aggregate outstanding principal balance of the class D notes and the class C notes, then losses on the mortgage loans will thereafter be borne by the class M notes. Finally, if the losses borne by the class D notes are in an amount equal to the aggregate outstanding principal balance of the class D notes, then loss on the mortgage loans will thereafter be borne by the class C notes.

     Payments of class B, class M, class C and class D notes may be delayed or reduced in certain circumstances

     If on any note payment date on which a repayment of principal is due on any series of class B, class M, class C or class D notes at a time when, if the repayment was made, the principal amount outstanding of the remaining subordinate classes of notes is not sufficient to provide the level of credit enhancement required to support the ratings on the more senior classes of notes then outstanding and the issuer is unable to issue additional notes of such class B, class M class C or class D notes or obtain acceptable alternative forms of credit enhancement, such subordinated class of notes will not be entitled to receive payments of principal until all more senior classes of notes outstanding have their required level of subordination. See "Cashflows - Distribution of Funding 2 available principal receipts prior to enforcement of the Funding 2 security - Rules for application of Funding 2 available principal receipts" in the prospectus relating to the notes.

     On any note payment date on which a payment of principal is due on any series of class B notes, the class M notes, the class C notes and the class D notes, the issuer's obligation to make such principal payments will be subject to the satisfaction of the issuer arrears test and the issuer reserve requirement to the extent that any class A notes of any series are outstanding on that date. See "Cashflows - Distribution of Funding 2 available principal receipts prior to enforcement of the Funding 2 security - Rules for application of Funding 2 available principal receipts" in the prospectus relating to the notes.

     The required subordination for a class of notes may be changed

     The issuer may change the required subordinated amount for any class of notes, or the method of calculating the required subordinated amount for such class, at any time without the consent of any noteholders if certain conditions are met, including confirmation from each rating agency that such change will not cause a reduction, qualification or withdrawal of its then-current rating of any outstanding notes that will be affected by such change.

     In certain circumstances some of the conditions for issuance of notes may be waived

     If the issuer obtains confirmation from each rating agency that the issuance of a new series and class of notes will not cause a reduction, qualification or withdrawal of its then-current rating of any outstanding notes rated by that rating agency, then some of the other conditions to issuance of notes (e.g. the absence of a note event of default in respect of a series and/or class of notes) may be waived. For a description of the conditions to issuance and the waiver of such conditions see "Issuance of notes" in the prospectus relating to the notes.

     Payments from a money market note purchaser may not be sufficient to repay money market notes

     Where the issuer has entered into a money market note purchase agreement or remarketing agreement in respect of a series and class of money market notes, the issuer's ability to redeem such notes on their final maturity date may be dependent upon timely receipt of purchaser proceeds from the relevant money market note purchaser (which will be used by the issuer to redeem such notes) as it is unlikely that the principal receipts available to the issuer on such final maturity date will be sufficient to redeem such notes in full on such date.

     Issuance of additional notes may affect the timing and amounts of payments to noteholders

     The issuer expects to issue notes from time to time. New notes may be issued without notice to existing noteholders and without their consent, and may have different terms from outstanding notes. For a description of the conditions that must be met before the issuer can issue new notes, see "Issuance of notes" in the prospectus relating to the notes.

     The issuance of new notes could adversely affect the timing and amount of payments on outstanding notes. For example, if notes of the same class as a noteholder's notes issued after the notes have a higher interest rate than the noteholder's notes, this could result in a reduction in the available funds used to pay interest on the notes. Also, when new notes are issued, the voting rights of the notes will be diluted.

     Noteholders may not be able to sell the notes

     There currently is no secondary market for the notes. The underwriters expect, but are not obliged, to make a market in the notes. If no secondary market develops, noteholders may not be able to sell the notes prior to maturity. The issuer cannot offer any assurance that a secondary market will develop or, if one does develop, that it will continue to exist.

     Noteholders may be subject to exchange rate and interest rate risks

     Repayments of principal and payments of interest on a series and class of notes may be made in a currency other than sterling but the global intercompany loan made by the issuer to Funding 2 and repayments of principal and payments of interest by Funding 2 to the issuer under the global intercompany loan will be in sterling. In addition, interest due and payable by Funding 2 to the issuer on any loan tranche under the global intercompany loan agreement will be calculated pursuant to a margin over LIBOR for three-month sterling deposits or, for some loan tranches, such other sterling LIBOR rate as may be specified in the applicable loan tranche supplement (but will be payable in monthly installments) or, following the earlier to occur of the step-up date in relation to such loan tranche or a pass-through trigger event, LIBOR for one-month sterling deposits but interest due and payable on a series and class of notes may be calculated on a fixed or floating type of calculation basis (as set out in the applicable prospectus supplement).

     To hedge the issuer's currency exchange rate exposure and/or interest rate exposure, the issuer has entered into the appropriate currency and/or interest rate swap transactions with the applicable issuer swap provider.

     Each issuer swap provider is obliged only to make payments under an issuer swap as long as the issuer makes its timely payments under it. If such issuer swap provider is not obliged to make payments of, or if it defaults in its obligations to make payments of, amounts equal to the full amount scheduled to be paid to the issuer on the dates for payment specified under the relevant issuer swap or such issuer swap is otherwise terminated, the issuer will be exposed to changes in the exchange rates between sterling and the currency in which such notes are denominated and in the relevant interest rates. Unless a replacement swap transaction is entered into, the issuer may have insufficient funds to make payments due on the applicable series and class of notes.

     In addition, some of the mortgage loans carry variable rates of interest, some of the mortgage loans pay interest at a fixed rate or rates of interest and some of the flexible mortgage loans pay interest at variable rates of interest no higher than the rate offered by a basket of UK mortgage lenders or pay interest at a rate which tracks the Bank of England base rate. However, these interest rates on the mortgage loans which will fund the interest payable under the global intercompany loan will not necessarily match the rates of interest payable by Funding 2 to the issuer on any loan tranche under the global intercompany loan agreement (which will be calculated pursuant to a margin over three-month sterling LIBOR or, for some loan tranches, such other sterling LIBOR rate as may be specified in the applicable loan tranche supplement (or, following the earlier to occur of the step-up date in relation to such loan tranche or a pass-through trigger event, a margin over one-month sterling LIBOR) and will be payable in monthly installments).

     To hedge its exposure against the possible variance between the foregoing interest rates, Funding 2 entered into the Funding 2 basis rate swaps with the Funding 2 basis rate swap provider on the Funding 2 program date (see "The swap agreements - The Funding 2 basis rate swaps" in the prospectus relating to the notes).

     If the Funding 2 basis rate swap provider fails to make payments under the Funding 2 basis rate swaps or such Funding 2 basis rate swaps otherwise terminate, Funding 2 will be exposed to the variance between the rates of interest payable on the mortgage loans and the rate(s) of interest payable on the global intercompany loan. Unless a replacement swap is entered into, Funding 2 may have insufficient funds to make payments due on the global intercompany loan which may affect the funds the issuer will have available to make payments due on the notes of any class and any series.

     Swap termination payments may adversely affect the funds available to make payments on the notes

     If any of the issuer swaps terminate, the issuer may be obliged to pay a swap termination payment to the relevant issuer swap provider. If any of the Funding 2 basis rate swaps terminate, Funding 2 may be obliged to make a swap termination payment to the Funding 2 basis rate swap provider. The amount of the applicable swap termination payment will be based on the cost of entering into a replacement swap.

     Under the global intercompany loan agreement, Funding 2 will be required to pay to the issuer an amount equal to that required by the issuer to pay any swap termination payment due to be paid by the issuer to the relevant issuer swap provider. Funding 2 will also be obliged to pay the issuer any extra amounts (beyond that which is paid to the issuer by the relevant issuer swap provider) which the issuer may be required to pay to enter into a replacement swap.

     The issuer cannot give noteholders any assurance that Funding 2 will have the funds available to make any swap termination payment under any of the Funding 2 basis rate swaps or to make any payment to the issuer or that it will have sufficient funds available to make any termination payment under any of the issuer swaps or to make subsequent payments to noteholders in respect of the relevant series and class of notes. Nor can the issuer give noteholders any assurance that Funding 2 or the issuer, as applicable, will be able to enter into a replacement swap, or if one is entered into, that the credit rating of the replacement swap provider (notwithstanding the terms of the transaction documents) will be sufficiently high to prevent a reduction, qualification or withdrawal of the then current ratings of the notes by the rating agencies.

     Except where termination of an issuer swap occurs as a result of a swap provider default with respect to the relevant issuer swap provider, the issuer's obligation to make any swap termination payment due by the issuer will rank equally with payments due on the applicable series and class of notes. Any additional amounts required to be paid by the issuer following termination of the relevant issuer swap (including any extra costs incurred (for example, from entering into other hedging transactions) if the issuer cannot immediately enter into a replacement swap), will also rank equally with payments due on the notes.

     Except where termination of a Funding 2 basis rate swap occurs as a result of a swap provider default with respect to the Funding 2 basis rate swap provider, any swap termination payment due by Funding 2 will rank in priority to payments due on the loan tranches. Any additional amounts required to be paid by Funding 2 following termination of any of the Funding 2 basis rate swaps (including any extra costs incurred (for example, from entering into other hedging transactions) if Funding 2 cannot immediately enter into a replacement swap), will also rank in priority to payments due on the loan tranches.

     If Funding 2 is obliged to make a swap termination payment to the Funding 2 basis rate swap provider or to pay any other additional amount as a result of the termination of any of the Funding 2 basis rate swaps, this may affect the funds which Funding 2 has to make payments on the global intercompany loan and therefore may affect the funds which the issuer has available to make payments on the notes of any class and any series. In addition, if the issuer is obliged to make a swap termination payment to the relevant issuer swap provider or to pay any other additional amount as a result of the termination of the relevant issuer swap, this may affect the funds which the issuer has available to make payments on the notes of any class and any series.

     If the Bank of England base rate falls below a certain level, the issuer could suffer a revenue shortfall which could adversely affect its payments on the notes

     The seller guarantees that for variable rate mortgage loans that are eligible for interest to be charged at the seller's standard variable rate (including fixed rate mortgage loans which become variable after the fixed period), during the period in which the seller may impose an early repayment charge, the actual gross interest rate that the seller charges will be the lower of:

     (a)  the seller's standard variable rate; or

     (b) the Bank of England base rate plus a margin which is determined by Northern Rock.

     If the Bank of England base rate plus the appropriate margin (as described above) falls to a level below the seller's standard variable rate it is possible that there would be a reduction in income on the mortgage loans and that, as a result, either or both of Funding 2 and the issuer would suffer a revenue shortfall. In establishing the margin above the Bank of England base rate for purposes of calculating clause (b) above, the seller has to regard factors relating to setting variable mortgage rates of the type described under - "The Mortgage loans - Characteristics of the mortgage loans - Interest payments and setting of interest rates" in the prospectus relating to the notes.

     If borrowers become entitled to the loyalty discount offered by the seller, the issuer could suffer a revenue shortfall which could adversely affect its payments on the notes

     The seller currently offers a loyalty discount on each mortgage loan (other than a Together mortgage loan, a Together Connections mortgage loan and a CAT standard mortgage loan) which currently provides for a reduction of 0.25% per annum (although the seller may in the future allow for a discount of between 0.25% and 0.75% per annum) of the applicable interest rate on that mortgage loan once the borrower has held that mortgage loan for at least seven years, subject to certain conditions. If the loyalty discount becomes applicable to a significant number of borrowers it is possible that there would be a reduction in income on the mortgage loans and that, as a result, either or both of Funding 2 and the issuer would suffer a revenue shortfall.

     The issuer relies on third parties and noteholders may be adversely affected if they fail to perform their obligations

     The issuer is a party to contracts with a number of other third parties that have agreed to perform services in relation to the notes. For example, the issuer swap providers will agree to perform under their respective swap transactions, the corporate services provider has agreed to provide corporate services and the paying agents and the agent bank have agreed to provide payment and calculation services in connection with the notes. In the event that any relevant third party was to fail to perform its obligations under the respective agreements to which it is a party, noteholders may be adversely affected.

     Excess revenue receipts available to Funding 2 may not be sufficient to replenish principal that has been used to pay interest due on loan tranches, which may result in the notes not being repaid in full

     If, on any loan payment date, revenue receipts available to Funding 2 are insufficient to enable it to pay interest on the loan tranches to the issuer and its other expenses ranking in priority to interest due on loan tranches, then it may use principal receipts received from the mortgages trustee to make up that revenue shortfall.

     During the term of the transaction, however, it is expected that these principal deficiencies will be recouped from subsequent excess Funding 2 available revenue receipts. However, if subsequent excess Funding 2 available revenue receipts are insufficient to recoup those principal deficiencies, this will affect the funds which the issuer has available to make payments on the notes of any class or series and as a consequence, noteholders may receive later than anticipated, or may not receive in full, repayment of the principal amount outstanding on the notes.

     For more information on principal deficiencies, see "Credit structure - Principal deficiency ledger" in the prospectus relating to the notes.

     The seller share and the Funding share of the trust property do not provide credit enhancement for the notes

     Subject to certain exceptions as described under "The mortgages trust - Adjustments to trust property" and "The mortgages trust - Losses" in the prospectus relating to the notes, any losses from mortgage loans included in the trust property will be allocated to Funding, Funding 2 and the seller on each distribution date in proportion to the then current Funding share percentage, the then current Funding 2 share percentage and the then current seller share percentage of the trust property.

     The seller share and the Funding share of the trust property do not provide credit enhancement for the Funding 2 share of the trust property. Losses on the mortgage loans in the trust property are generally allocated proportionately among the seller, Funding and Funding 2 depending on their respective percentage shares (or, in certain circumstances, their weighted average percentage shares) of the trust property.

     The issuer will only have recourse to the seller if there is a breach of warranty by the seller, and otherwise the seller's assets will not be available to it as a source of funds to make payments on the notes

     After a Funding 2 intercompany loan enforcement notice is given (as described under "Security for Funding 2's obligations" in the prospectus relating to the notes), the Funding 2 security trustee may sell Funding 2's rights as a beneficiary under the mortgages trust. There is no assurance that a buyer would be found or that such a sale would realize enough money to repay amounts due and payable under the global intercompany loan agreement.

     The issuer will not, and the mortgages trustee, Funding 2 and the Funding 2 security trustee will not, undertake any investigations, searches or other actions on any mortgage loan or its related security and the issuer and each of them will rely instead on the warranties given in the mortgage sale agreement by the seller.

     If any of the warranties made by the seller is materially untrue on the date on which a mortgage loan (including any personal secured loan) is assigned to the mortgages trustee, then, in the first instance, the seller will be required to remedy the breach (if capable of remedy) within 28 days of the seller becoming aware of the same or of receipt by it of a notice from the mortgages trustee.

     If the seller fails to remedy the breach within 28 days or if the breach is not capable of remedy, then the seller will be required to repurchase from the mortgages trustee (i) the relevant mortgage loan and its related security and (ii) any other mortgage loans (including any personal secured loans) of the relevant borrower and their related security that are included in the trust property, in each case at their current balance as of the date of completion of such repurchase together with all interest (whether due or accrued but not due) and arrears of interest payable thereon to the date of repurchase. There can be no assurance that the seller will have the financial resources to repurchase the mortgage loan or mortgage loans and their related security. However, if the seller does not repurchase those mortgage loans and their related security when required, then the seller share of the trust property will be deemed to be reduced by an amount equal to the current balance of those mortgage loans together with any arrears of interest and accrued and unpaid interest and expenses.

     Other than as described here, none of the mortgages trustee, Funding 2, noteholders, or the issuer will have any recourse to the assets of the seller in relation to a breach of warranty under the mortgage sale agreement.

     There can be no assurance that a borrower will repay principal at the end of the term on an interest-only mortgage loan (with or without a capital repayment vehicle) or a combination mortgage loan

     Each mortgage loan in the cut-off date mortgage portfolio was advanced on one of the following bases:

     o Repayment basis, with principal and interest repaid on a monthly basis through the maturity date for that mortgage loan (a "repayment mortgage loan"); or

     o    An interest-only basis with or without a capital repayment vehicle; or

     o A combination basis, that is, a combination of the repayment and interest-only arrangements where only part of the principal of such mortgage loan will be repaid by way of monthly payments (a "combination mortgage loan").

     Neither the interest-only mortgage loans nor the interest-only portion of any combination mortgage loan includes scheduled amortization of principal. Instead the principal must be repaid by the borrower in a lump sum at maturity of the mortgage loan.

     For interest-only mortgage loans with a capital repayment vehicle or a combination loan with a capital repayment vehicle the borrower is recommended to put in place an investment plan or other repayment mechanism forecast to provide sufficient funds to repay the principal due at the end of the term.

     The ability of a borrower to repay the principal on an interest-only mortgage loan or the final payment of principal on a combination mortgage loan at maturity depends on that borrower's responsibility to ensure that sufficient funds are available from an investment plan or another source, such as ISAs, pension policies, personal equity plans or endowment policies, and also depends on the financial condition of the borrower, tax laws and general economic conditions at the relevant time. However, there can be no assurance that there will be sufficient funds from any investment plan to repay the principal or (in the case of a combination loan) the part of the principal that it is designed to cover.

     The seller does not (and in certain circumstances cannot) take security over investment plans. Consequently, in the case of a borrower in poor financial condition, the investment plan will be an asset available to meet the claims of other creditors. The seller also recommends that the borrower takes out term life assurance cover in relation to the mortgage loan, although the seller again does not take security over such policies.

     In the case of interest-only mortgage loans, there can be no assurance that the borrower will have the funds required to repay the principal at the end of the term. If a borrower cannot repay the mortgage loan and a loss occurs on the mortgage loan after enforcing the related security, then this may affect payments on the notes if that loss cannot be cured by the application of excess issuer available revenue receipts.

     There may be risks associated with the fact that the mortgages trustee has no legal title to the mortgage loans and their related security which may adversely affect payments on the notes

     Each assignment by the seller to the mortgages trustee of the benefit of English mortgage loans and their related security has taken effect in equity only (and any assignment of the benefit of English mortgage loans and their related security in the future will take effect in equity only). Each sale and assignment by the seller to the mortgages trustee of Scottish mortgage loans and their related security was given effect by a declaration of trust by the seller by which the beneficial interests in such Scottish mortgage loans and their related security were transferred to the mortgages trustee (and any sale of Scottish mortgage loans and their related security in the future will be given effect by further declarations of trust). In each case this means that legal title to the mortgage loans and their related security assigned to the mortgages trustee remains with the seller, but the mortgages trustee has all the other rights and benefits relating to ownership of each mortgage loan and its related security (which rights and benefits are subject to the trust in favor of the beneficiaries). The mortgages trustee has the right to demand the seller to give it legal title to the mortgage loans and the related security in the circumstances described under "Assignment of the mortgage loans and related security - Transfer of legal title to the mortgages trustee" in the prospectus relating to the notes and until then the mortgages trustee will not apply to the Land Registry or the Land Charges Registry to seek to protect its equitable interest in the English mortgages, and cannot in any event apply to the Registers of Scotland to register or record its beneficial interest in the Scottish mortgages. For more information on the Scottish mortgage loans and their related security, see "The mortgage loans - Scottish mortgage loans" and "Material legal aspects of the mortgage loans and the related security - Scottish mortgage loans" in the prospectus relating to the notes. In addition, except in the limited circumstances set out in "Assignment of the mortgage loans and related security - Transfer of legal title to the mortgages trustee" in the prospectus relating to the notes, the seller will not give notice of the assignment of the mortgage loans and related security to any borrower.

     At any time during which the mortgages trustee does not hold the legal title to the mortgage loans and the related security or has not notified the borrowers of its interest in the mortgage loans and the related security, there are risks, as follows:

     o firstly, if the seller wrongly sold to another person a mortgage loan and that mortgage loan has already been assigned to the mortgages trustee, and that person acted in good faith and did not have notice of the interests of the mortgages trustee or the beneficiaries in the mortgage loan and that person notified the borrower of that sale to it of the mortgage loan and its related security or registered its interest in that mortgage, then that person might obtain good title to the mortgage loan, free from the interests of the mortgages trustee and the beneficiaries. If this occurred then the title of the mortgages trustee to the affected mortgage loan and its related security would be subordinated to the title of that person and the mortgages trustee would not be entitled to payments by a borrower in respect of such a mortgage loan. This may affect the issuer's ability to repay the notes;

     o secondly, the rights of the mortgages trustee and the beneficiaries may be subject to the rights of the borrowers against the seller, such as rights of set-off which occur in relation to transactions or deposits made between certain borrowers and the seller and the rights of borrowers to repay their mortgage loans directly to the seller. If these rights were to be exercised, the mortgages trustee may receive less money than anticipated from the mortgage loans, which may affect the issuer's ability to repay the notes; and

     o finally, the mortgages trustee would not be able to enforce any borrower's obligations under a mortgage loan or mortgage itself but would have to join the seller as a party to any legal proceedings.

     However, once notice has been given to a borrower of the transfer of the related mortgage loan and its related security to the mortgages trustee, any independent set-off rights which that borrower has against the seller will crystallize; further rights of independent set-off would cease to accrue from that date and no new rights of independent set-off could be asserted following that notice. Set-off rights arising under transaction set-off (which are set-off claims arising out of a transaction connected with the mortgage loan) will not be affected by that notice.

     Additionally, if a borrower exercises any set-off rights, then an amount equal to the amount set-off will firstly reduce the total amount of the seller share of the trust property only.

     There are risks in relation to flexible mortgage loans and personal secured loans which may adversely affect the funds available to pay the notes

     As described under "- There may be risks associated with the fact that the mortgages trustee has no legal title to the mortgage loans and their related security which may adversely affect payments on the notes" in this Annual Report, the seller has made an equitable assignment of (or, in the case of the Scottish mortgage loans, a transfer of the beneficial interest in) the relevant mortgage loans and mortgages to the mortgages trustee, with legal title being retained by the seller. Therefore, the rights of the mortgages trustee may be subject to the direct rights of the borrowers against the seller, including rights of set-off existing prior to notification to the borrowers of the assignment of the mortgage loans and the mortgages. Such set-off rights (including analogous rights in Scotland) may arise if the seller fails to advance a cash re-draw to a borrower under a flexible mortgage loan or a further draw to a borrower under a personal secured loan when the borrower is entitled to such cash re-draw or further draw.

     If the seller fails to advance the cash re-draw or further draw in accordance with the relevant mortgage loan, then the relevant borrower may argue that he is entitled to set-off any damages claim (or to exercise the analogous rights in Scotland) arising from the seller's breach of contract against the seller's (and, as equitable assignee of or holder of the beneficial interest in the mortgage loans and the mortgages, the mortgages trustee's) claim for payment of principal and/or interest under the flexible mortgage loan or personal secured loan as and when it becomes due. In addition, a borrower under a personal secured loan may attempt to set-off any such damages claim (or to exercise the analogous rights in Scotland) against the seller's claim for payment of principal and/or interest under any other mortgage loan which the borrower has with the seller. Such setoff claims will constitute transaction set-off as described in the immediately preceding risk factor.

     The amount of the claim in respect of a cash re-draw or further draw will, in many cases, be the cost to the borrower of finding an alternative source of funds (although in the case of Scottish mortgage loans which are personal secured loans it is possible, though regarded as unlikely, that the borrower's rights of set-off could extend to the full amount of the relevant further draw). The borrower may obtain a mortgage loan elsewhere in which case the damages would be equal to any difference in the borrowing costs together with any consequential losses, namely the associated costs of obtaining alternative funds (for example, legal fees and survey fees). If the borrower is unable to obtain an alternative mortgage loan, he or she may have a claim in respect of other losses arising from the seller's breach of contract where there are special circumstances communicated by the borrower to the seller at the time the borrower entered into the mortgage or which otherwise were reasonably foreseeable.

     A borrower may also attempt to set-off against his or her mortgage payments an amount greater than the amount of his or her damages claim (or the exercise of analogous rights in Scotland). In that case, the servicer will be entitled to take enforcement proceedings against the borrower although the period of non-payment by the borrower is likely to continue until a judgment is obtained.

     The exercise of set-off rights by borrowers would reduce the incoming cash flow to the mortgages trustee during such exercise. However, the amounts set-off will be applied firstly to reduce the seller share of the trust property only.

     Further, there may be circumstances in which:

     o a borrower may seek to argue that certain re-draws are unenforceable by virtue of non-compliance with the Consumer Credit Act 1974 (the "CCA");

     o a borrower may seek to argue that personal secured loans may be unenforceable or unenforceable without a court order because of non-compliance with the CCA;

     o a borrower may seek to argue that a loan is unenforceable under the UK Financial Services and Markets Act 2000 ("FSMA") or that there has been a breach of an FSA rule, and claim damages in respect thereof; or

     o certain re-draws or further draws may rank behind security created by a borrower after the date upon which the borrower entered into its mortgage with the seller.

     The minimum seller share has been sized in an amount expected to cover these risks, although there is no assurance that it will. If the minimum seller share is not sufficient in this respect then there is a risk that noteholders may not receive all amounts due on the notes or that payments may not be made when due.

     If the servicer is removed, there is no guarantee that a substitute servicer would be found, which could delay collection of payments on the mortgage loans and ultimately could adversely affect payments on the notes

     The seller has been appointed by the mortgages trustee and the beneficiaries as servicer to service the mortgage loans. If the servicer breaches the terms of the administration agreement, then the mortgages trustee and/or the Funding beneficiaries and the Funding security trustees will be entitled to terminate the appointment of the servicer and the Funding security trustees will be entitled to appoint a substitute servicer.

     There can be no assurance that a substitute servicer would be found who would be willing and able to service the mortgage loans on the terms of the administration agreement. In particular, there can be no assurance that a substitute servicer would be willing to accept an appointment in consideration of the current servicing fee, which is calculated as a fixed percentage of the Funding 2 share of the trust property. If a substitute servicer were required at a time when the pool balance was relatively low, the amount of the servicing fee might be insufficient to obtain a substitute servicer. The administration agreement provides that the mortgages trustee and a potential substitute servicer (other than the seller) may agree a different servicing fee. In addition, as described under the third risk factor immediately succeeding this risk factor, any substitute servicer will be required to be authorized under the FSMA in order to administer mortgage loans that constitute regulated mortgage contracts. The ability of a substitute servicer fully to perform the required services would depend, among other things, on the information, software and records available at the time of the appointment. Any delay or inability to appoint a substitute servicer may affect payments on the mortgage loans and hence the issuer's ability to make payments when due on the notes.

     Noteholders should note that the servicer has no obligation itself to advance payments that borrowers fail to make in a timely fashion.

     The mortgages trustee may not receive the benefit of claims made on the buildings insurance which could adversely affect payments on the notes

     The practice of the seller in relation to buildings insurance is described under "The mortgage loans - Buildings insurance policies" in the prospectus relating to the notes. As described in that section, the issuer cannot provide assurance that the mortgages trustee will always receive the benefit of any claims made under any applicable insurance contracts or that the amount received in the case of a successful claim will be sufficient to reinstate the affected property. This could reduce the share of the principal receipts received by Funding 2 according to the Funding 2 share and could adversely affect the issuer's ability to make payments on the notes. Noteholders should note that buildings insurance is normally renewed annually.

     The mortgages trustee is not required to maintain mortgage indemnity insurance with the current insurer, and the seller is not required to maintain the current level of mortgage indemnity insurance coverage for new mortgage loans that it originates in the future, which may adversely affect the funds available to pay the notes

     The mortgages trustee is not required to maintain a mortgage indemnity policy with the current insurer. The mortgages trustee has the discretion to contract for mortgage indemnity guarantee protection from any insurer then providing mortgage indemnity insurance policies or not to contract for such protection at all, subject to prior agreement with the rating agencies and their confirmation that this will not cause a reduction, qualification or withdrawal of the then current ratings of the notes.

     In addition, the seller is not required to maintain the same level of coverage under mortgage indemnity insurance policies for mortgage loans that it may originate in the future and assign to the mortgages trustee. See "The mortgage loans - Buildings insurance policies - MIG Policies" in the prospectus relating to the notes.

     Failure to comply with the regulatory mortgage regime in the United Kingdom under the FSMA and other regulatory changes may render regulated mortgage contracts or other secured credit agreements unenforceable against the borrower and may ultimately adversely affect the issuer's ability to make payments on the notes when due

     Mortgage lending in the United Kingdom became a regulated activity under the FSMA on October 31, 2004 ("N(m)").

     Certain provisions of the FSMA apply to a "regulated mortgage contract". A mortgage loan contract will be a regulated mortgage contract under the FSMA if it is originated on or after N(m) or originated prior to N(m) but varied on or after N(m) such that a new contract is entered into and if, at the time it is entered into: (a) the borrower is an individual or trustee, (b) the contract provides for the obligation of the borrower to repay to be secured by a first legal mortgage (or the Scottish equivalent) on land (other than timeshare accommodation) in the UK, and (c) at least 40% of that land is used, or is intended to be used, as or in connection with a dwelling by the borrower or (in the case of credit provided to trustees) by an individual who is a beneficiary of the trust, or by a related person. Therefore, the FSMA does not apply to a mortgage contract that is secured by a second or subsequent legal charge (or the Scottish equivalent) or is provided to a corporate body. The CCA may apply to mortgage loans post N(m) where the mortgage loan does not satisfy the definition of a regulated mortgage contract but does fall within the criteria for regulation under the CCA as described below in this risk factor.

     On and from N(m), subject to any exemption, persons carrying on any specified regulated mortgage-related activities by way of business must be authorized by the FSA under the FSMA. The specified activities currently are (a) entering into a regulated mortgage contract as lender, (b) administering a regulated mortgage contract (administering in this context means notifying borrowers of changes in mortgage payments and/or collecting payments due under the mortgage loan), (c) advising on regulated mortgage contracts, and (d) arranging regulated mortgage contracts. Agreeing to carry on any of these activities is also a regulated activity. If requirements as to, inter alia, authorization of lenders and brokers are not complied with, a regulated mortgage contract will be unenforceable against the borrower except with the approval of a court and the unauthorized person may commit a criminal offense. The regime under the FSMA regulating financial promotions covers the content and manner of promotion of agreements relating to qualifying credit, and by whom such promotions can be issued or approved. In this respect, the FSMA regime not only covers financial promotions of regulated mortgage contracts but also promotions of certain other types of secured credit agreements under which the lender is a person who carries on the regulated activity of entering into a regulated mortgage contract. Failure to comply with this regime is a criminal offense and will render the regulated mortgage contract or other secured credit agreement in question unenforceable against the borrower except with the approval of a court.

     An unauthorized person who carries on a regulated mortgage-related activity of administering or advising in respect of a regulated mortgage contract that has been validly entered into may commit an offense, although this will not render the contract unenforceable against the borrower. The mortgages trustee does not need to be an authorized person under the FSMA in order to acquire legal or beneficial title to a regulated mortgage contract. The mortgages trustee will not carry on the regulated activity of administering in relation to regulated mortgage contracts, where such contracts are administered pursuant to an administration agreement by an entity having the required FSA authorization and permission. If such administration agreement terminates, however, the mortgages trustee will have a period of not more than one month in which to arrange for mortgage administration to be carried out by a replacement servicer having the required FSA authorization and permission. In addition, on and from N(m) no variations may be made to the mortgage loans and no re-draws, further draws or further advances may be made under the mortgage loans, where this would result in the mortgages trustee arranging, advising on, administering or entering into a regulated mortgage contract or agreeing to carry on any of these activities, if the mortgages trustee would be required to be authorized under the FSMA to do so.

     Prior to N(m), there was only self-regulation of mortgage business in the UK under the Mortgage Code (the "CML Code") issued by the Council of Mortgage Lenders (the "CML"). The seller subscribed to the CML Code. Membership of the CML and compliance with the CML Code were voluntary. The CML Code set out a minimum standard of good mortgage business practice, from marketing to lending procedures and dealing with borrowers experiencing financial difficulties. Since April 30, 1998, lender-subscribers to the CML Code were not permitted to accept mortgage business introduced by intermediaries who were not registered with (before November 1, 2000 until 31 October 2004) the Mortgage Code Register of Intermediaries or (on and after November 1, 2000) the Mortgage Code Compliance Board. The CML Code ceased to have effect on N(m), although transitional provisions exist whereby certain complaints relating to breaches of the CML Code occurring before N(M) may be dealt with by the Financial Ombudsman Service established under the FSMA (see below).

     Since N(m), as an authorized person the seller is subject to the FSA requirements in its Mortgages: Conduct of Business Source Book ("MCoB"). MCoB sets out various requirements that a regulated mortgage lender must comply with when carrying on regulated mortgage-related activities. In particular, MCoB sets out requirements as to pre-application disclosures at offer stage, disclosures at the start of a regulated mortgage contract and responsible lending. A failure to comply with MCoB by a regulated mortgage lender, would not render the regulated mortgage contract unenforceable or void as against the borrower or constitute an offense by the regulated mortgage lender. A borrower who is a private person may have a right of action against the regulated mortgage lender where the borrower has suffered a loss as a result of the contravention.

     In September 2002, the European Commission published a proposal for a directive of the European Parliament and of the Council on the harmonization of the laws, regulations and administrative provisions of the member states concerning credit for consumers and surety agreements entered into by consumers. In its original form, the proposed directive required specified requirements to be met and restrictions observed in respect of credit agreements, including certain mortgage loan products such as further drawings under certain flexible mortgage loans and for further advances. However, there has been significant opposition from the European Parliament to the original form of the proposed directive, and therefore, in October 2004 and 2005 the European

Commission published revised proposals. In its current form, the proposed directive will apply to consumer credit agreements not exceeding (euro)50,000 but excludes all mortgage credit agreements from its scope. The European Commission's current intention is to address mortgage lending separately following the European Commission's consultation on its Green Paper entitled "Mortgage Credit in the EU" published in July 2005.

     However, the scope of the proposed directive may be substantially further amended before it is ultimately brought into effect. If a finalised text is agreed, member states will have two years in which to bring into force national implementing legislation, regulations and administrative provisions.

     Cancellation of certain credit agreements by borrowers under the distance marketing regulations may have an adverse impact on the seller, the mortgages trustee and/or the servicer and may ultimately adversely affect the issuer's ability to make payments on the notes when due

     With effect from 31 October 2004, the Distance Marketing of Financial Services Directive has been implemented in the United Kingdom by way of the Financial Services (Distance Marketing) Regulations 2004 (the "DM Regulations") and amendments to MCoB. The DM Regulations apply to, inter alia, credit agreements entered into on or after 31st October, 2004 by means of distance communication (i.e. without any substantive simultaneous physical presence of the originator and the borrower).

     The DM Regulations and MCoB require suppliers of financial services by way of distance communication to provide certain information to consumers. This information generally has to be provided before the consumer is bound by a distance contract for supply of the financial services in question and includes, but is not limited to, general information in respect of the supplier and the financial service, contractual terms and conditions and whether or not there is a right of cancellation.

     A regulated mortgage contract under the FSMA, if originated by a UK lender from an establishment in the UK, will not be cancellable under the DM Regulations. Certain other credit agreements, such as agreements relating to personal secured loans will be cancellable under the DM Regulations if the borrower does not receive the prescribed information at the prescribed time. Where the credit agreement is cancellable under the DM Regulations, the borrower may send notice of cancellation at any time before the end of the fourteenth day after the day on which the cancellable agreement is made, where all the prescribed information has been received, or, if later, the borrower receives the last of the prescribed information.

     If the borrower cancels the credit agreement under the DM Regulations, then:

     (a) the borrower is liable to repay the principal and any other sums paid by the originator to the borrower under or in relation to the cancelled agreement, within 30 days beginning with the day of the borrower sending notice of cancellation or, if later, the originator receiving notice of cancellation;

     (b) the borrower is liable to pay interest, or any early repayment charge or other charge for credit under the cancelled agreement, only if the borrower received certain prescribed information at the prescribed time and if other conditions are met; and

     (c) any security provided in relation to the contract is to be treated as never having had effect.

     Regulation of consumer credit lending in the United Kingdom may have an impact on the seller, the mortgages trustee and/or the servicer and may adversely affect the issuer's ability to make payments in full due on the notes

     In the United Kingdom, the Office of Fair Trading ("OFT") is responsible for the issue of licenses under and the enforcement of the CCA, related consumer credit regulations and other consumer protection legislation. The OFT may review businesses and operations, provide guidelines to follow and take actions when necessary with regard to the mortgage market in the United Kingdom (except to the extent of the regulation of the market by the FSA under FSMA). The licensing regime under the CCA is different from, and additional to, the regime for authorization under the FSMA.

     Currently, a credit agreement is regulated by the CCA where: (a) the borrower is or includes an individual, (b) the amount of "credit" as defined in the CCA does not exceed the financial limit, which is (GBP)25,000 for credit agreements made on or after May 1, 1998, or lower amounts for credit agreements made before that date, and (c) the credit agreement is not an exempt agreement as specified in or under section 16 of the CCA (for example, certain types of credit to finance the purchase of, or alterations to, homes or business premises or a regulated mortgage contract under the FSMA (see above)). Some of the personal secured loans in the mortgage portfolio might be wholly or partly regulated or treated as such by the CCA. The loan agreement that evidences any such personal secured loan has to comply with requirements under the CCA as to content, layout and execution. If the contract does not comply, then to the extent that it is regulated or to be treated as such:

     (a) the contract relating to the personal secured loan is unenforceable if the form of agreement to be signed by the borrower is not signed by the borrower or omits or mis-states a "prescribed term"; or

     (b) in other cases, the contract relating to the personal secured loan is unenforceable without a court order and, in exercising its discretion whether to make the order, the court will take into account any prejudice suffered by the borrower and any culpability by the lender.

     If a court order is necessary to enforce some or part of a personal secured loan agreement in the mortgage portfolio to the extent that it is regulated or to be treated as such, then in dealing with such an application, the court has the power, if it appears just to do so, to amend the personal secured loan agreement or to impose conditions upon its performance or to make a time order (for example, giving extra time for arrears to be cleared). The CCA contains anti-avoidance provisions. The seller does not believe that these provisions would apply to the mortgage loans, and has represented that no mortgage loan agreement (apart from a personal secured loan documented as a regulated agreement subject to the CCA) is wholly or partly regulated by the CCA or to be treated as such.

     In November 2002, the DTI announced its intention that a credit agreement will be regulated by the CCA where, for credit agreements made after this change is implemented: (a) the borrower is or includes an individual, save for partnerships of four or more partners, (b) irrespective of the amount of credit (although in July 2003, the DTI announced its intention that the financial limit will remain for certain business-to-business lending), and (c) the credit agreement is not an exempt agreement. If this change is implemented, then any new loan or further advance made after this time, other than under a regulated mortgage contract under the FSMA or an exempt agreement under the CCA, will be regulated by the CCA. Such agreement relating to the loan or further advance will have to comply with requirements as to the form and content of the credit agreement and, in certain cases, new requirements for pre-contract disclosure of key information. If it does not comply, the agreement will be unenforceable against the borrower. A white paper on consumer credit was published by the DTI in December 2003. The white paper was accompanied by a consultation on draft regulations.

     Following the consultation process, a number of finalized regulations have been laid before Parliament since June 2004. Those include, amongst others, regulations governing consumer credit advertising; the form and content of regulated consumer credit agreements; requirements for pre-contract disclosure; and the rebate of interest charges to which a borrower will be entitled on early settlement of regulated consumer credit agreements. The new regulations relating to advertising came into effect on October 31, 2004. The regulations relating to form and content of regulated consumer credit agreements came into effect on May 31, 2005. For agreements that had been presented, sent or made available to the borrower but had not been executed before May 31, 2005 the new regulations applied from August 31, 2005. Regulations on pre-contract disclosure took effect on May 31, 2005. The regulations on early settlement introduce revised formulae for calculating the minimum rebate of interest to which the borrower is entitled on an early settlement of a loan made under a regulated consumer credit agreement, which are anticipated to be more favorable to the borrower than the existing formulae. The new formulae came into force on May 31, 2005 for all regulated consumer credit agreements entered into on or after that date. For all regulated consumer credit agreements existing on May 31, 2005, the new formulae will apply from May 31, 2007 for all such agreements which were originally for a term of 10 years or less, and from May 31, 2010 for all such agreements which were originally for a term of more than 10 years.

     The Consumer Credit Bill was introduced into Parliament on 16 December 2004. The bill, if enacted, would amend the CCA and the main provisions covered by the bill include: (a) removing the financial limit for consumer lending, whilst retaining the limit of (GBP)25,000 for lending for business purposes to individuals, unincorporated bodies and partnerships of up to 3 partners; (b) strengthening the licensing regime; (c) reforming the law on extortionate credit as it applies to both new and existing regulated consumer credit agreements; and
(d) introducing alternative dispute resolution procedures outside the courts for consumer credit agreements. The Consumer Credit Bill lapsed with the dissolution of Parliament on April 11, 2005 but was re-introduced in Parliament on May 18, 2005. At present there is no indication as to when the Consumer Credit Bill is likely to be enacted, or if it will be enacted in its current form.

     So as to avoid dual regulation on and from N(m), it is intended that all mortgage loans regulated by the FSA are not covered by the CCA. This carve-out only affects mortgage loans entered into on or after N(m) (or entered into before N(m) but varied on or after that date such that a new contract is formed). In respect of mortgage loans entered into prior to N(m) (which have not been so varied) the CCA will continue to be the relevant legislation. A mortgage contract that would (except for the carve-out) be regulated under the CCA or treated as such will, however, only be enforceable on an order of the court pursuant to section 126 of the CCA, notwithstanding regulation under the FSMA.

     No assurance can be given that additional regulations will not arise with regard to the mortgage market in the United Kingdom generally, the seller's particular sector in that market or specifically in relation to the seller. Any such action or developments, in particular, but not limited to, the cost of compliance, may have a material adverse effect on the seller, the mortgages trustee and/or the servicer and their respective businesses and operations. This may adversely affect the issuer's ability to make payments in full when due on the notes.

     Regulations in the United Kingdom could lead to some terms of the agreements relating to the mortgage loans and personal secured loans being unenforceable, which may adversely affect payments on the notes

     In the United Kingdom, the Unfair Terms in Consumer Contracts Regulations 1994 applied to all of the mortgage loans that were entered into between July 1, 1995 and September 30, 1999. These regulations were revoked and replaced by the Unfair Terms in Consumer Contracts Regulations 1999 ("UTCCR") on October 1, 1999, which apply to all the mortgage loans as of that date. The UTCCR generally provide that:

     o a borrower may challenge a term in an agreement on the basis that it is an "unfair" term within the regulations and therefore not binding on the borrower; and

     o the OFT and any "qualifying body" (as defined in the regulations, such as the FSA) may seek to prevent a business from relying on unfair terms.

     This will not generally affect "core terms" which set out the main subject matter of the contract, such as the borrower's obligation to repay principal. However, it may affect terms that are not considered to be core terms, such as the right of the lender to vary the interest rate. For example, if a term permitting a lender to vary the interest rate is found to be unfair, the borrower will not be liable to pay interest at the increased rate or, to the extent that she or he has paid it, will be able, as against the lender or the mortgages trustee, to claim repayment of the extra interest amounts paid or to set-off the amount of such claim against the amount owing by the borrower under the mortgage loan. Any such non-recovery, claim or set-off ultimately may adversely affect the issuer's ability to make payments on the notes such that the payments on the notes could be reduced or delayed.

     On February 24, 2000, the OFT issued a guidance note on what the OFT considered to be fair and unfair terms for interest variation in mortgage loan contracts. Where the interest variation term does not provide for precise and immediate tracking of an external rate outside the lender's control, and if the borrower is locked in, for example by an early repayment charge that is considered to be a penalty, the term is likely to be regarded as unfair under the UTCCR unless the lender (i) notifies the borrower in writing at least 30 days before the rate change and (ii) permits the borrower to repay the whole loan during the next three months after the rate change, without paying the early repayment charge.

     The seller has reviewed the guidance note and has concluded that its compliance with it will have no material adverse effect on the mortgage loans or its business. The guidance note has been withdrawn from the OFT website. The guidance note is currently under review by the OFT and the FSA, but there is no indication as to when this review is likely to be concluded or what changes, if any, may arise from it.

     The FSA has agreed with the OFT to take responsibility for the enforcement of the UTCCR insofar as they apply to regulated mortgage contracts. In May 2005, the FSA issued a statement of good practice on fairness of terms in consumer contracts, with specific reference to the fairness of variation clauses. The statement is addressed to firms authorized and regulated by the FSA in relation to products and services within the FSA's regulatory scope. Although that statement is not, of itself, enforceable against the firm, the FSA will have regard to it in exercising its powers under the UTCCR. The statement provides, amongst other things, the FSA's views on the factors to be considered when assessing the fairness of variation clauses, particularly where such variation clauses are applied to contracts with locked-in borrowers. These factors include whether there is some connection between interest rates which apply to locked-in borrowers and those which apply to non-locked in borrowers and whether the borrower must be given advance notice of the change. Additionally, the FSA states that firms may consider drafting contracts so as to permit variations to be made only when any lock-in clause has not been exercised.

     On May 11, 2005 the European Council and European Parliament adopted a directive on unfair commercial practices. This directive affects all consumer contracts and thus may have an impact on the residential mortgage market. Under this directive, a commercial practice is to be regarded as unfair if it is (a) contrary to the requirements of professional diligence; and (b) materially distorts or is likely to materially distort the economic behaviour of affected consumers. In addition, there are provisions aimed at aggressive and misleading practices and a list of practices which will in all cases be considered unfair. Member States are required to adopt national implementing measures by June 12, 2007 and apply these provisions by December 2007. Until the details of United Kingdom implementing legislation are published, it is not certain what effect the adoption and implementation of the directive would have on the seller, the mortgages trustee and/or the servicer.

     In August 2002 the Law Commission for England and Wales and the Scottish Law Commission published a Joint Consultation Paper proposing changes to the UTCCR, including harmonizing provisions of the UTCCR and the Unfair Contract Terms Act 1977, applying the UTCCR to business-to-business contracts and revising the UTCCR to make it "clearer and more accessible". The closing date for comments on this consultation was November 8, 2002 and a final report (together with a draft Bill) was published February 24, 2005. No assurances can be given that changes to the UTCCR, if implemented, will not have an adverse effect on the seller, the mortgages trustee and/or the servicer.

     Decisions of the Ombudsman could lead to some terms of the loans being varied, which may adversely affect payments on the notes

     Under the FSMA, the Financial Ombudsman Service (the "Ombudsman") is required to make decisions on (among other things) complaints relating to the terms in agreements on the basis of what, in the Ombudsman's opinion, would be fair and reasonable in all circumstances of the case, taking into account (among other things) law and guidance. Complaints brought before the Ombudsman for consideration must be decided on a case-by-case basis, with reference to the particular facts of any individual case. Each case would first be adjudicated by an adjudicator. Either party to the case may appeal against the adjudication. In the event of an appeal, the case proceeds to a final decision by the Ombudsman. The Ombudsman may make a money award to a borrower, which may adversely affect the value at which mortgage loans could be realized and accordingly the issuer's ability to make payments in full when due on the notes.

     The mortgages trustee's entitlement to be indemnified for liabilities undertaken during the enforcement process may adversely affect the funds available to Funding 2 to pay amounts due under the global intercompany loan, which may in turn adversely affect the funds available to pay the notes

     In order to enforce a power of sale in respect of a mortgaged property, the relevant mortgagee (which may be Northern Rock or the mortgages trustee) must first obtain possession of the mortgaged property unless the property is vacant. Possession is usually obtained by way of a court order although this can be a lengthy process and the mortgagee must assume certain risks. The mortgages trustee is entitled to be indemnified to its satisfaction against personal liabilities which it could incur if it were to become a mortgagee in possession before it is obliged to seek possession, provided that it is always understood that the Funding 2 security trustee is never obliged to enter into possession of the mortgaged property.

     Withholding tax payable by Funding 2 or the issuer may adversely affect its ability to make payments on the notes

     In the event any withholding or deduction for or on account of taxes is imposed on or is otherwise applicable to payments of interest on or repayments of principal of the notes or the loan tranches, Funding 2 is not obliged to gross-up or otherwise compensate the issuer for the lesser amount the issuer will receive and the issuer is not obliged to gross-up or otherwise compensate noteholders for the lesser amounts they will receive, in each case, as a result of such withholding or deduction.

     If the United Kingdom joins the European Monetary Union prior to the maturity of the notes, the issuer cannot assure noteholders that this would not adversely affect payments on the notes

     It is possible that prior to the maturity of the notes the United Kingdom may become a participating member state in the European economic and monetary union and the euro may become the lawful currency of the United Kingdom. In that event, (a) all amounts payable in respect of any notes denominated in sterling will become payable in euro; (b) applicable provisions of law may allow or require the issuer to re-denominate such notes into euro and take additional measures in respect of such notes; and (c) the introduction of the euro as the lawful currency of the United Kingdom may result in the disappearance of published or displayed rates for deposits in sterling used to determine the rates of interest on such notes or changes in the way those rates are calculated, quoted and published or displayed. The introduction of the euro could also be accompanied by a volatile interest rate environment which could adversely affect a borrower's ability to repay its loan as well as adversely affect investors. It cannot be said with certainty what effect, if any, adoption of the euro by the United Kingdom will have on investors in the notes.

     Noteholders' may be adversely affected by a change of law

     The structure of the issue of the notes and the ratings which are to be assigned to them are based on English law, Scottish law, Jersey law, US federal tax and New York law and administrative practice in effect as at the date of this prospectus. No assurance can be given as to the impact of any possible change to English law, Scottish law, Jersey law, US federal tax or New York law or administrative practice after the date of this prospectus, nor can any assurance be given as to whether any such change could adversely affect our ability to make payments in respect of the notes.

     The implementation of changes to the Basel Capital Accord and the EU regulatory capital framework may result in changes to the risk-weighting of the notes

     On June 26, 2004, the Basel Committee on Banking Supervision (the "Basel Committee") published the text of a new capital accord under the title "Basel
II: International Convergence of Capital Measurement and Capital Standards: a Revised Framework" ("Basel II"). Basel II replaces the 1988 Basel Accord and places enhanced emphasis on risk-sensitivity and market discipline. The Basel Committee has stated that it is currently intended that the various approaches under Basel II will be implemented in stages, some from year-end 2006; the most advanced at year-end 2007. If implemented in accordance with its current form, Basel II could affect the risk weighting of the notes in respect of investors which are subject to Basel II (or any national legislative implementation thereof including, in respect of EU financial institution investors, via the proposed Capital Requirements Directive). Consequently, investors should consult their own advisors as to the consequences to and effect on them of the proposed implementation of Basel II. No predictions can be made by the issuer as to the precise effects of potential changes which might result if Basel II is adopted in its current form.

     Noteholders will not receive physical notes, which may cause delays in distributions and hamper their ability to pledge or resell the notes

     Unless the note certificates representing the notes in global form (the "global note certificates") are exchanged for note certificates representing notes in definitive form ("individual note certificates" and, together with the global note certificates, the "note certificates"), which will only occur under a limited set of circumstances, noteholders' beneficial ownership of the notes will only be registered in book-entry form with The Depository Trust Company ("DTC"), the Euroclear system ("Euroclear") or Clearstream Banking, societe anonyme ("Clearstream, Luxembourg"). The lack of physical notes could, among other things:

     o result in payment delays on the notes because the issuer will be sending distributions on the notes to DTC instead of directly to noteholders;

     o make it difficult for noteholders to pledge or otherwise grant security over the notes if physical notes are required by the party demanding the pledge or other security; and

     o hinder noteholders' ability to resell the notes because some investors may be unwilling or unable to buy notes that are not in physical form.

     If noteholders have a claim against the issuer it may be necessary for them to bring suit against it in England to enforce their rights

     The issuer has agreed to submit to the non-exclusive jurisdiction of the courts of England, and it may be necessary for noteholders to bring a suit in England to enforce their rights against it.

     Provisions of the Insolvency Act 2000 could delay enforcement of noteholders' rights in the event of the issuer's insolvency or an insolvency of Funding 2

     The Insolvency Act 2000 amended the Insolvency Act 1986 to provide that certain "small" companies (which are defined by reference to certain tests relating to a company's balance sheet, turnover and number of employees) will be able to seek protection from their creditors for a period of up to 28 days with the option for creditors to extend the moratorium for a further two months. The position as to whether or not a company is a "small" company may change from period to period and consequently no assurance can be given that the issuer or Funding 2 will, at any given time, be determined to be a "small" company. The Secretary of State for Trade and Industry may by regulation modify the eligibility requirements for "small" companies and can make different provisions for different cases. No assurance can be given that any such modification or different provisions will not be detrimental to the interests of noteholders.

     However, the Insolvency Act 1986 (Amendment) (No. 3) Regulations 2002 (Statutory Instrument 2002 No. 1990) provides for an exception to the "small" companies moratorium provisions if the company is party to an arrangement which is or forms part of a capital market arrangement under which (i) a party has incurred, or when the arrangement was entered into was expected to incur, a debt of at least (GBP)10 million under the arrangement and (ii) the arrangement involves the issue of a capital market investment. The issuer believes that it will fall within this exception and that the moratorium provisions will not apply to it. However, the issuer takes the view that the exception will not cover Funding 2 and there is therefore a risk that it may be the subject of a "small" companies moratorium under the Insolvency Act 2000. It should be borne in mind that the moratorium merely delays the enforcement of security whilst the moratorium is in effect (a maximum of three months), it does not void or in any way negate the security itself.

     Risks relating to the introduction of International Financial Reporting Standards

     The issuer's UK corporation tax position depends to a significant extent on the accounting treatment applicable to it. From January 1, 2005, the issuer's accounts are required to comply with International Financial Reporting Standards ("IFRS") or with new UK Financial Reporting Standards reflecting IFRS ("new UK GAAP"). Funding 2 may also choose to comply with IFRS. There is a concern that companies such as the issuer might, under either IFRS or new UK GAAP, suffer timing differences that could result in profits or losses for accounting purposes, and accordingly for tax purposes, which bear little or no relationship to the company's cash position. However, the Finance Act 2005 requires a "securitisation company" to prepare tax computations for its periods of account beginning on or after January 1, 2005 and ending before January 1, 2007 on the basis of UK GAAP as applicable up to December 31, 2004, notwithstanding the requirement to prepare statutory accounts under IFRS or new UK GAAP. The issuer and Funding 2 have each been advised that they will be a "securitisation company" for these purposes. (The issuer notes that the UK Government announced in the Pre-Budget Report ("PBR") on December 5, 2005 that it had decided to extend the interim regime described above for a further year to December 31,
2007).

     The stated policy of HM Revenue & Customs is that the tax neutrality of securitisation companies in general should not be disrupted as a result of the transition to IFRS or new UK GAAP, and it is working with participants in the securitisation industry to establish a permanent regime that would prevent any such disruption. The Finance Act 2005 enables regulations to be made to establish such a regime. However, if (for whatever reason) measures are not introduced to deal with the corporation tax position of such companies in respect of their periods of account ending on or after January 1, 2007 (or, following the implementation of the extension announced in the PBR, January 1,
2008), the issuer and Funding 2 (like other UK securitisation companies) may then be required to recognise profits or losses as a result of the application of IFRS or new UK GAAP which could have tax effects not contemplated in the cashflows for the transaction, and as such adversely affect it, Funding 2 and consequently noteholders.

     Risks related to alternative characterization of the US notes as an equity interest in the issuer for US federal income tax purposes

     The issuer is incorporated as a public limited company under the laws of England and Wales. It is a special purpose company and will be mostly passive. Under current US federal income tax law, the issuer is treated as an association that is taxable as a corporation for US federal income tax purposes. The characterization of the US notes as debt or equity for US federal income tax purposes depends on many factors, including the form of such notes, the terms of the US notes and the debt-to-equity ratio of the issuer. Because the issuer may not have substantial equity, there is a risk that the

United States Internal Revenue Service ("IRS") could assert that the lowest subordinated class of notes or any other class of notes should be treated as an equity interest in the issuer rather as debt for US federal income tax purposes. See "Material United States tax consequences - Characterization of the US notes" in the prospectus relating to the notes. The issuer intends to treat the US notes as debt of the issuer for all purposes, including for US federal income tax purposes.


Item 4.  Information on the Company

     A.   History and development of the company

     The issuer

     The issuer was incorporated in England and Wales as a public company limited by shares under the Companies Act 1985 on October 5, 2004 with registered number 5250668. The registered office of the issuer is at Fifth Floor, 100 Wood Street, London EC2V 7EX, England. The issuer issued the series 2005-1 notes on January 26, 2005, the series 2005-2 notes on May 25, 2005, the series 2005-3 notes on August 31, 2005 and the series 2005-4 notes on September 21, 2005. Information concerning these series and classes of notes can be found in the various filings made by the issuer with the SEC on Form 6-K listed in
Item 3, Sub-part A above, which have been incorporated herein by reference and are attached hereto as exhibits.

     Funding 2

     Funding 2 was incorporated as a private limited company in England and Wales on October 4, 2004 with registered number 5249387. The registered office of Funding 2 is at Fifth Floor, 100 Wood Street, London EC2V 7EX, England. Funding 2 entered into the global intercompany loan agreement with the issuer on January 19, 2005.

     The mortgages trustee

     The mortgages trustee was incorporated as a private limited company in Jersey, Channel Islands on February 14, 2001 with registered number 79309. The registered office of the mortgages trustee is at 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands.

     B.   Business overview

     The issuer

     The principal activities of the issuer are set out in its memorandum of association and permit the issuer, among other things, to lend money and give credit, secured or unsecured, to borrow or raise money and to grant security over its property for the performance of its obligations or the payment of money. The issuer was established to raise capital by the issue of notes and to use the net proceeds of such issuance to make the global intercompany loan to Funding 2 in accordance with the global intercompany loan agreement entered into between Funding 2 and the issuer, to enter into all of the transaction documents to which it is a party referred to in the prospectus relating to the notes and to conduct other activities which are incidental or ancillary to these activities.

     Funding 2

     Since its incorporation, Funding 2 has not engaged in any material activities other than those incidental to establishing the issuer, authorizing the transaction documents to which it is a party referred to the prospectus relating to the notes, and other matters which are incidental or ancillary to those activities. Funding 2 has no employees.

     The mortgages trustee

     Since its incorporation, the mortgages trustee has not engaged in any material activities other than those incidental to the settlement of the trust property on the mortgages trustee or relating to the issue of notes by the issuer and the Funding issuers, the authorization of the transaction documents to which it is a party referred to in the prospectus relating to the notes or relating to the issue of notes by the Funding issuers, and other matters which are incidental or ancillary to those activities.

     C.   Organizational structure

     The issuer

     The issuer is organized as a special purpose company and is mostly passive. The issuer has no subsidiaries. The issuer's authorized share capital comprises 50,000 ordinary shares of (GBP)1 each. The issuer's issued share capital comprises 50,000 ordinary shares of (GBP)1 each (of which approximately
(GBP)12,500 is paid up), all of which are beneficially owned by Funding 2. The seller does not own directly or indirectly any of the share capital of the issuer.

     Funding 2

     Funding 2 is organized as a special purpose company and is mostly passive. Funding 2 has no subsidiaries other than the issuer, although, subject to certain conditions, Funding 2 may establish new issuers from time to time to issue new notes. Any such new issuer will be a subsidiary of Funding 2. The authorized share capital of Funding 2 as at December 31, 2005 comprised 50,000 ordinary shares of (GBP)1 each. The issued share capital of Funding 2 as at December 31, 2005 comprised 12,500 ordinary shares of (GBP)1 each, all of which are beneficially owned by Granite Finance Holdings Limited ("Holdings"). The seller does not own directly or indirectly any share capital of Funding 2.

     The mortgages trustee

     The mortgages trustee is organized as a special purpose company and is mostly passive. The mortgages trustee has no subsidiaries. The authorized share capital of the mortgages trustee as at December 31, 2005 comprised 10,000 ordinary shares of (GBP)1 each. The issued share capital of the mortgages trustee as at December 31, 2005 comprised 10 ordinary shares of (GBP)1 each, all of which are beneficially owned by Holdings. The seller does not own directly or indirectly any share capital of the mortgages trustee.

     D.   Property, plants and equipment

     The issuer

     The property of the issuer consists of its rights and claims in respect of all security and other rights held on trust by the security trustee pursuant to the Funding 2 deed of charge, its right, title and interest and benefit in the transaction documents to which it is a party, including the global intercompany loan agreement, the Funding 2 deed of charge, and each of the following agreements to which the issuer is a party: the related issuer swaps, the related paying agent and agent bank agreement, the related subscription agreement, the related underwriting agreement, the related corporate services agreement, the issuer bank account agreement, the issuer cash management agreement, the issuer trust deed, its right, title and interest and benefit in the issuer transaction accounts and each other account (if any) of the issuer, and all amounts standing to the credit of those accounts (including all interest earned on such amounts) and its right, title, interest and benefit in all authorized investments made by or on behalf of the issuer, including all monies and income payable under those investments.

     Funding 2

     The property of Funding 2 consists of its interest in the trust property held by the mortgages trustee together with amounts available under the Funding 2 reserve fund and (in specified circumstances and for specified purposes) the issuer's reserve fund and the issuer's liquidity reserve fund (if required to be established) and its right to receive certain payments of principal and interest from the trust property controlled by the mortgages trustee.

     The mortgages trustee

     The trust property includes the mortgage portfolios and the related security that the seller has assigned to the mortgages trustee on each initial closing date and each assignment date, and will also include each new mortgage portfolio and the related security that the seller assigns to the mortgages trustee in the future, including any permitted replacement mortgage loan in respect of any permitted product switch and any income generated by the mortgage loans or their related security on or after the relevant assignment date (excluding third party amounts). In addition, re-draws made under flexible mortgage loans and further draws that have been made under personal secured loans, in each case that were assigned to the mortgages trustee, also form part of the existing trust property. The trust property also includes any contribution paid by either beneficiary to the mortgages trustee (until the relevant funds are applied by the mortgages trustee in accordance with the mortgages trust deed) and any money in the mortgages trustee transaction account and the mortgages trustee guaranteed investment contract, or GIC account. The mortgages trustee GIC account is the bank account in which the mortgages trustee holds any cash that is part of the trust property until it is distributed to the beneficiaries. The composition of the trust property fluctuates as re-draws under flexible mortgage loans, further draws under personal secured loans, future further advances and new mortgage loans are added to the mortgages trust and as the mortgage loans that are already part of the trust property are repaid or mature or are purchased by the seller.

Item 5.  Operating and Financial Review and Prospects

     A.   Operating results

          Not Applicable

     B.   Liquidity and capital resources

          Not Applicable

     C.   Research and development, patents and licenses, etc.

          Not Applicable

     D.   Trend information

          Not Applicable

     E.   Off-balance Sheet Arrangements

          Not Applicable

     F.   Tabular Disclosure of Contractual Obligations

          Not Applicable

     G.   Safe Harbor

          Not Applicable

Item 6.  Directors, Senior Management and Employees

     A.   Directors and Senior Management

     The following sets out the names, business addresses and business occupations of the directors of the issuer, Funding 2 and the mortgages trustee. Because each of the issuer, Funding 2 and the mortgages trustee is organized as a special purpose company and are largely passive, it is expected that the directors of each entity in that capacity will manage its operations to the extent necessary.

     The issuer

     The directors of the issuer and their respective business addresses and principal activities or business occupations are:

                                                        Principal
                                                        Activities/Business
Name                         Business Address           Occupation
----------------------       -----------------------    ------------------------
Keith McCallum Currie        Northern Rock House        Treasury Director of
                             Gosforth                   Northern Rock plc
                             Newcastle upon Tune
                             NE3 4PL

L.D.C. Securitisation        Fifth Floor                Acting as corporate
Director No.  1 Limited      100 Wood Street            directors of special
                             London                     purposes companies
                             EC2V 7EX

L.D.C. Securitisation        Fifth Floor                Acting as corporate
Director No.  2 Limited      100 Wood Street            directors of special
                             London                     purposes companies
                             EC2V 7EX

     Keith McCallum Currie is an employee of the seller and does not receive any compensation for acting as a director of the issuer.

     The directors of L.D.C. Securitisation Director No. 1 Limited and L.D.C. Securitisation Director No. 2 Limited and their principal activities or business occupations are:

                                                          Principal
                                                          Activities/Business
Name                      Business Address                Occupation
-----------------------   ---------------------           ----------------------
Law Debenture             Fifth Floor, 100 Wood Street,   Provision of directors
Securitisation Services   London EC2V 7EX                 for special  purpose
Limited                                                   vehicles


     The affairs of L.D.C. Securitisation Director No. 1 Limited., L.D.C. Securitisation Director No. 2 Limited and Law Debenture Securitisation Services Limited are represented by, among others, its directors Denyse Monique Anderson, Julian Robert Mason-Jebb and Richard David Rance, each of whose business address is at Fifth Floor, 100 Wood Street, London EC2V 7EX and each of whose principal activities are as director of The Law Debenture Trust Corporation p.l.c. The principal activity of Robert James Williams is director of The Law Debenture Corporation p.l.c.

     The company secretary of the issuer is:

Name                                     Business Address
--------------------------------         -----------------------------
Law Debenture Corporate Services         Fifth Floor, 100 Wood Street,
Limited                                  London EC2V 7EX

     Funding 2

     The directors of Funding 2 and their respective business addresses and principal activities or business occupations are:

                                                        Principal
                                                        Activities/Business
Name                         Business Address           Occupation
----------------------       -----------------------    ------------------------
Keith McCallum Currie        Northern Rock House        Treasury Director of
                             Gosforth                   Northern Rock plc
                             Newcastle upon Tune
                             NE3 4PL

L.D.C. Securitisation        Fifth Floor                Acting as corporate
Director No.  1 Limited      100 Wood Street            directors of special
                             London                     purposes companies
                             EC2V 7EX

L.D.C. Securitisation        Fifth Floor                Acting as corporate
Director No.  2 Limited      100 Wood Street            directors of special
                             London                     purposes companies
                             EC2V 7EX

     Keith McCallum Currie is an employee of the seller.

     The company secretary of Funding 2 is:

Name                                     Business Address
--------------------------------         -----------------------------
Law Debenture Corporate Services         Fifth Floor, 100 Wood Street,
Limited                                  London EC2V 7EX


     The mortgages trustee

     The directors of the mortgages trustee and their respective business addresses and principal activities or business occupations are:

                                                    Principal
                                                    Activities/Business
Name                      Business Address          Occupation
-------------------       ----------------------    -----------------------
Dean Godwin               22 Grenville Street,      Advocate
                          St.  Helier
                          Jersey JE4 8PX
                          Channel Islands

Julia Anne Jennifer       22 Grenville Street,      Solicitor
Chapman                   St.  Helier
                          Jersey JE4 8PX
                          Channel Islands

Helen Grant               22 Grenville Street,      Corporate Administration
                          St.  Helier               Manager
                          Jersey JE4 8PX
                          Channel Islands

Daniel Le Blancq          22 Grenville Street,      Corporate Administration

                                                    Principal
                                                    Activities/Business
Name                      Business Address          Occupation
-------------------       ----------------------    -----------------------
                          St.  Helier               Manager
                          Jersey JE4 8PX
                          Channel Islands

The company secretary of the mortgages trustee is:

Name                                     Business Address
---------------------------------        --------------------
Mourant & Co. Secretaries Limited        22 Grenville Street
                                         St.  Helier
                                         Jersey JE4 8PX
                                         Channel Islands
B.   Compensation

     The issuer

     In accordance with a corporate services agreement between the issuer and Law Debenture Corporate Services Limited, the issuer corporate services provider will provide directors for the issuer, a registered and administrative office for the issuer, the service of a secretary to the issuer, the arrangement of meetings of directors and shareholders of the issuer and book-keeping services and preparation of accounts for the issuer. In consideration for the foregoing corporate services, the issuer will pay to the issuer corporate services provider an annual fee, the amount of which is immaterial in the context of this Annual Report. No other remuneration is paid to any director or officer (including directors or officers provided by the seller) in connection with such director's or officer's activities on behalf of the issuer.

     Funding 2

     In accordance with a corporate services agreement dated January 19, 2005 (the "Funding 2 corporate services agreement") between Funding 2 and Law Debenture Corporate Services Limited (the "Funding 2 corporate services provider") the Funding 2 corporate services provider has agreed to provide directors and other corporate services for Funding 2 in consideration for the payment of fees as specified in the Funding 2 corporate services agreement. No other remuneration is paid to any director in connection with such director's activities on behalf of Funding 2.

     The mortgages trustee

     In accordance with the provisions of a mortgages trustee corporate services agreement dated March 26, 2001 (the "mortgages trustee corporate services agreement") made between the mortgages trustee and Mourant & Co. Limited (the "mortgages trustee corporate services provider"), the mortgages trustee corporate services provider has agreed to provide directors and other corporate services for the mortgages trustee in consideration for the payment of fees as specified in the mortgages trustee corporate services agreement. No other remuneration is paid to any director in connection with such director's activities on behalf of the mortgages trustee.


     C.   Board practices

          Not Applicable

     D.   Employees

          None of the issuer, Funding 2 or the mortgages trustee has any employees.

     E.   Share ownership

          Not Applicable

Item 7.  Major Shareholders and Related Party Transactions

     A.   Major shareholders

     The issuer

     The issuer is wholly owned by Funding 2.

     Funding 2

     Funding 2 is wholly owned by Holdings.

     The mortgages trustee

     The mortgages trustee is wholly owned by Holdings.

     B.   Related party transactions

     Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions. The issuer is a subsidiary of Funding 2 and therefore is a related party. The issuer has advanced loan tranches under a global intercompany loan to Funding 2. The proceeds of each such loan tranche under the global intercompany loan were used by Funding 2 to purchase additional beneficial interests in the trust property held on trust by the mortgages trustee for the benefit of the beneficiaries. Each such loan tranche under the global intercompany loan is repaid by Funding 2 from amounts received by Funding 2 from its beneficial interest in the trust property. Amounts received by the issuer from Funding 2 under the global intercompany loan are used by the issuer to make payments of interest and principal under the notes.

     The issuer

     The issuer, which is a special purpose company, is controlled by its board of directors, which consists of three directors. Two of the issuer's three directors are provided by Law Debenture Corporate Services Limited, the principal activity of which is providing directors and corporate management for special purpose companies. The third director of the issuer is an employee of Northern Rock plc. The Company pays a corporate services fee pursuant to a corporate services agreement to Law Debenture Corporate Services Limited in connection with its provision of corporate management services. The fees payable to these directors for providing their services are immaterial in the context of this Annual Report.

     The total amount paid by the issuer to Northern Rock plc as cash management fees from January 19, 2005 through December 31, 2005 was (GBP)103,603 (or approximately $180,273(4)). Although one of the three directors of the issuer is an employee of Northern Rock plc, Northern Rock plc does not own any share capital of the issuer.

     Funding 2

     Funding 2, which is a special purpose company, is controlled by its board of directors, which consists of three directors. Two of Funding 2's three directors are provided by the Funding 2 corporate services provider, the principal activity of which is providing directors and corporate management for special purpose companies. The third director of Funding 2 is an employee of Northern Rock plc. Funding 2 pays a corporate services fee pursuant to the Funding 2 corporate services agreement to the Funding 2 corporate services provider in connection with its provision of corporate management services. The fees payable to these directors for providing their services are immaterial in the context of this Annual Report.

     The total amount paid by Funding 2 to Northern Rock plc as cash management fees from January 19, 2005 through December 31, 2005 was (GBP)20,811,486 (or approximately $36,212,782(4)). Although one of the three directors of Funding 2 is an employee of Northern Rock plc, Northern Rock plc does not own any share capital of Funding 2.

     Northern Rock plc is the Funding 2 basis rate swap provider in connection with the notes. Northern Rock plc is one of a number of counterparties used by the issuer in the normal course of their business. Any transaction undertaken by a counterparty is carried out at arms' length and on commercial terms and conditions. Northern Rock plc does not hold any share capital of Funding 2.

     The mortgages trustee

     The mortgages trustee, which is a special purpose company, is controlled by its board of directors, which consists of four directors. Two of the mortgages trustee's four directors are partners of Mourant du Feu & Jeune, the legal adviser to the mortgages trustee as to matters of Jersey law, and are shareholders of Mourant Limited, the ultimate owner of Mourant & Co. Limited to which fees are payable for providing corporate administration services to the mortgages trustee, including the provision of a secretary through its subsidiary company, Mourant & Co. Secretaries Limited. These same two directors also serve as directors for both Mourant & Co. Limited and Mourant & Co. Secretaries Limited. The other two directors are employees of Mourant Limited and one of the other two directors is an associate director of Mourant & Co. Limited, the parent company of Mourant & Co. Secretaries Limited. The fees payable to these directors for providing their services are immaterial in the context of this Annual Report.

     The total amount paid by the mortgages trustee to Northern Rock plc as fees for administering the mortgage portfolio from January 1, 2005 through December 31, 2005 was (GBP)20,811,486 (or approximately $36,212,782(4)). Northern Rock plc does not own any share capital of the mortgages trustee.

     C.   Interests of experts and counsel.

     Not Applicable to Annual Reports Filed on Form 20-F

Item 8.  Financial Information

          Not Applicable.

Item 9.  The Offer and Listing.

     A.   Offer and listing details

          Not Applicable

     B.   Plan of distribution
--------------------------------

(4)  This translation of pounds sterling into U.S. dollars was made at a rate of
     (GBP)0.5747 = $1.00 which was the sterling/dollar exchange rate as reported in the Financial Times as of February 23, 2006.

     Not  Applicable to Annual Reports Filed on Form 20-F

     C.   Markets

     The principal trading market for each class of notes is the London Stock Exchange. The 2005-1 notes have been listed on the London Stock Exchange since January 26, 2005, the 2005-2 notes have been listed on the London Stock Exchange since May 25, 2005, the 2005-3 notes have been listed on the London Stock Exchange since August 31, 2005 and the 2005-4 notes have been listed on the London Stock Exchange since September 21, 2005.

     D.   Selling shareholders

     Not Applicable to Annual Reports Filed on Form 20-F

     E.   Dilution

     Not Applicable to Annual Reports Filed on Form 20-F

     F.   Expenses of the issue

     Not Applicable to Annual Reports Filed on Form 20-F

Item 10.  Additional Information

     A.   Share capital

     Not Applicable to Annual Reports Filed on Form 20-F

     B.   Memorandum and articles of association

     The memorandum and articles of association for each of the issuer, Funding 2 and the mortgages trustee are incorporated by reference from the Granite Master Issuer Registration Statement. Please also see the description of the issuer, Funding 2 and the mortgages trustee set forth in the Granite Master Issuer Registration Statement.

     C.   Material contracts

     Not applicable other than with respect to contracts relating to the notes, which were described in the Granite Master Issuer Registration Statement.

     D.   Exchange controls

          None

     E.   Taxation

     United Kingdom Taxation

     The following, which applies only to persons who are the absolute beneficial owners of notes, is a summary of our understanding of current UK tax law and HM Revenue & Customs practice as at the date of this prospectus relating to certain aspects of the UK taxation of the notes. Sidley Austin, UK tax advisers to Northern Rock plc ("UK tax counsel"), has prepared and reviewed this summary and the opinion of UK tax counsel are contained in this summary (with our consent and at our request). The summary assumes that the final documentation conforms with the description in the prospectus. The summary also assumes that all payments made pursuant to the final documentation are calculated on arms' length terms. The summary is not a comprehensive analysis of the tax consequences arising in respect of the notes and some aspects of the summary do not apply to certain classes of taxpayer (such as dealers). If you are in any doubt about your tax position or if you may be subject to tax in a jurisdiction other than the UK you should seek your own professional advice.

Withholding tax

     Where interest is payable on notes which have a maturity of less than one year (and which are not issued under arrangements the effect of which is to render such notes part of a borrowing with a total term of a year or more), the interest will not be "yearly interest" for the purposes of the Income and Corporation Taxes Act 1988 (the "Taxes Act") and accordingly payments of interest on such notes may be made without deduction or withholding for or on account of UK income tax.

     In respect of all other notes, interest bearing notes will constitute "quoted Eurobonds" within the meaning of section 349 of the Taxes Act while the notes are listed on a "recognized stock exchange" within the meaning of section 841 of the Taxes Act. The London Stock Exchange is such a recognized stock exchange. Under HM Revenue & Customs published practice, securities will be treated as listed on the London Stock Exchange while they are admitted to the Official List by the United Kingdom Listing Authority and admitted to trading by the London Stock Exchange. Payments of interest on such notes as fall outside the scope of the preceding paragraph, but which are quoted Eurobonds, may be made without deduction or withholding for or on account of UK income tax irrespective of whether the notes are in global form or in definitive form. In other cases, UK income tax may have to be withheld at the lower rate (currently 20 per cent.) from payments of interest on the notes, subject to any direction to the contrary from HM Revenue & Customs in respect of such relief as may be available pursuant to the provisions of an applicable double taxation treaty or to the interest being paid to the persons (including companies within the charge to UK corporation tax) and in the circumstances specified in sections 349A to 349D of the Taxes Act.

     Where notes are to be, or may be redeemed at, a premium, any such element of premium may constitute a payment of interest. Payments of interest are subject to deduction or withholding for or on account of UK income tax as outlined above.

     Any discount element associated with zero coupon notes will not be subject to deduction or withholding for or on account of UK income tax.

     Payments of interest and principal with respect to the notes will be subject to any applicable withholding taxes and the issuer will not be obliged to pay additional amounts in relation thereto.

Direct assessment of non-UK resident holders of the notes to UK tax on interest

     Interest on the notes constitutes UK source income and, as such, may be subject to income tax by direct assessment even where paid without deduction or withholding for or on account of UK tax, subject to any direction to the contrary from HM Revenue & Customs in respect of such relief as may be available pursuant to the provisions of an applicable double taxation treaty.

     However, interest with a UK source received without deduction or withholding for or on account of UK income tax will not be chargeable to UK tax in the hands of a noteholder (other than certain trustees) who is not resident for tax purposes in the UK unless that noteholder carries on a trade, profession or vocation through a branch or agency (or, in the case of a noteholder which is a company, which carries on a trade through a permanent establishment) in the UK in connection with which the interest is received or to which the notes are attributable. There are exemptions for interest received by certain categories of agent (such as some brokers and investment managers).

     Where interest has been paid under deduction or withholding for or on account of UK income tax, noteholders who are not resident in the UK may be able to recover all or part of the tax deducted or withheld if there is an appropriate provision under an applicable double taxation treaty.

Taxation of returns: companies within the charge to UK corporation tax

     In general, noteholders which are within the charge to UK corporation tax in respect of notes will be charged to UK corporation tax and obtain relief as income on all returns (including interest), profits or gains arising on, and fluctuations in value of such notes (whether attributable to currency fluctuations or otherwise) broadly in accordance with their statutory accounting treatment.

Taxation of returns: other noteholders

     Noteholders who are not within the charge to UK corporation tax and who are resident or ordinarily resident in the UK for tax purposes or who carry on a trade, profession or vocation in the UK through a branch or agency in connection with which interest on the notes is received or to which the notes are attributable will generally be liable to UK income tax on the amount of any interest received in respect of such notes.

     Notes will not be regarded by HM Revenue & Customs as constituting "qualifying corporate bonds" within the meaning of Section 117 of the Taxation of Chargeable Gains Act 1992. Accordingly, a disposal of any such notes is not expected to give rise to a chargeable gain or an allowable loss for the purposes of the UK taxation of chargeable gains.

     There are provisions to prevent any particular gain (or loss) from being charged (or relieved) at the same time under these provisions and also under the provisions of the "accrued income scheme" described below.

     On a disposal of notes by a noteholder, any interest which has accrued since the last note payment date may be chargeable to tax as income under the rules of the "accrued income scheme" if that noteholder is resident or ordinarily resident in the UK or carries on a trade in the UK through a branch or agency to which such notes are attributable. For notes which constitute variable rate securities, taxation in respect of such a disposal will be computed on the basis that such amount as HM Revenue & Customs considers to be just and reasonable will be treated as accrued income. However, the transferee of a variable rate security will not be entitled to any relief on such amount. Notes which have a step-up date for interest will constitute variable rate securities for this purpose.

     Noteholders who are individuals may wish to note that HM Revenue & Customs has power to obtain information (including the name and address of the beneficial owner of the interest) from any person in the United Kingdom who either pays interest to or receives interest for the benefit of an individual, or who either pays amounts payable on the redemption of Notes to or receives such amounts for the benefit of an individual. Information so obtained may, in certain circumstances, be exchanged by HM Revenue & Customs with the tax authorities of the jurisdiction in which the Noteholder is resident for tax purposes.

Stamp duty and stamp duty reserve tax

     No UK stamp duty or stamp duty reserve tax is payable on the issue or transfer of the notes, whether such notes are in global or definitive form.

The EU Savings Directive (2003/48/EC)

     Under EC Council Directive 2003/48/EC on the taxation of savings income, EU Member States are required to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State. However, for a transitional period, Belgium, Luxembourg and Austria are instead required (unless during that period they elect otherwise) to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries).

     United States Taxation

     General

     The following section is a general summary of the anticipated material United States federal income tax consequences of the purchase, ownership and disposition of the US notes that may be relevant to a holder of US notes which are denominated in US dollars (the "US dollar denominated notes") that is a "United States person" (as defined later in this section) or that otherwise is subject to US federal income taxation on a net income basis in respect of a US dollar denominated note (any such United States person or holder, a "US holder"), subject to the qualifications set forth in the applicable prospectus supplement relating to the notes.

     In general, the summary assumes that a holder acquires a US dollar denominated note at original issuance at its issue price (generally the first price at which a substantial amount of substantially similar notes are sold for money, excluding sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) and holds such note as a capital asset. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the US dollar denominated notes. In particular, it does not discuss special tax considerations that may apply to certain types of taxpayers, including dealers in stocks, securities or notional principal contracts; traders in securities electing to mark to market; insurance companies; tax-exempt organizations; banks, savings and loan associations and similar financial institutions; taxpayers whose functional currency is other than the US dollar; taxpayers that hold a US dollar denominated note as part of a hedge or straddle or synthetic security or a conversion transaction, within the meaning of section 1258 of the US Internal Revenue Code of 1986, as amended (the "Code"); and subsequent purchasers of US dollar denominated notes. In addition, this summary does not describe any tax consequences arising under the laws of any taxing jurisdiction other than the US federal government.

     This summary is based on the US federal income tax laws, regulations, rulings and decisions in effect or available as of the date of this prospectus. All of the foregoing are subject to change, and any change may apply retroactively and could affect the continued validity of this summary. Further, the summary assumes that the issuer, Funding 2 and the mortgages trustee, in its capacity as trustee for the mortgage trust, will conduct their affairs as described in this prospectus and in accordance with assumptions made by, and representations made to, counsel.

     Sidley Austin LLP, US federal income tax counsel to Northern Rock plc ("US federal income tax counsel"), has prepared and reviewed this summary of material US federal income tax consequences. As described under "- Tax status of the issuer, Funding 2, mortgages trustee and mortgages trust", US federal income tax counsel is of the opinion that the mortgages trustee, acting as trustee of the mortgages trust, Funding 2, and the issuer will not be subject to US federal income tax as a result of their contemplated activities. As described further under "- Characterization of the US dollar denominated notes", US federal income tax counsel is also of the opinion that, although there is no authority on the treatment of instruments substantially similar to the US dollar denominated notes, and while not free from doubt, the US dollar denominated notes will be treated as debt for US federal income tax purposes. Except as described in the two preceding sentences (and set forth in the corresponding opinions), US federal income tax counsel will render no opinions relating to the notes or the parties to the transaction.

     An opinion of US federal income tax counsel is not binding on the Internal Revenue Service (the "IRS") or the courts, and no rulings will be sought from the IRS on any of the issues discussed in this section. As a result, the IRS or a court may disagree with all or part of the discussion herein. Accordingly, the issuer encourages persons considering the purchase of US dollar denominated notes to consult their own tax advisors as to the personal US tax consequences of the purchase, ownership and disposition of the US dollar denominated notes, including the possible application of state, local, non-US or other tax laws, and other US federal income tax issues affecting the transaction.

     As used in this section the term "United States person" means (a) an individual who is a citizen or resident of the United States, (b) an entity treated as a corporation or partnership for United States federal income tax purposes that is organized or created under the law of the United States, a State thereof, or the District of Columbia, (c) any estate the income of which is subject to taxation in the United States regardless of source, and (d) any trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust, or the trust was in existence on August 20, 1996 and is eligible to elect, and has made a valid election, to be treated as a United States person despite not meeting those requirements.

     If an entity that is treated as a partnership for US federal income tax purposes holds US dollar denominated notes, the US federal income tax treatment generally will depend upon the activities of the partnership and the status of the partners.

Tax status of the issuer, Funding 2, mortgages trustee and mortgages trust

     Under the transaction documents, each of the issuer, Funding 2, and the mortgages trustee, acting in its capacity as trustee of the mortgages trust, covenants not to engage in any activities in the United States (directly or through agents), not to derive any income from sources within the United States as determined under US federal income tax principles, and not to hold any mortgaged property if doing so would cause it to be engaged or deemed to be engaged in a trade or business within the United States as determined under US federal income tax principles. US federal income tax counsel is of the opinion that, assuming compliance with the transaction documents, none of the issuer, Funding 2 or the mortgages trustee, acting in its capacity as trustee of the mortgages trust, will be subject to US federal income tax. No elections will be made to treat the issuer, Funding 2, or the mortgage trust or any of their assets as a REMIC (a type of securitization vehicle having a special tax status under the Code).

Characterization of the US dollar denominated notes

     Although there is no authority regarding the treatment of instruments that are substantially similar to the US dollar denominated notes, and while not free from doubt, it is the opinion of US federal income tax counsel that the US dollar denominated notes will be treated as debt for US federal income tax purposes. The issuer intends to treat the US dollar denominated notes as indebtedness of the issuer for all purposes, including US federal income tax purposes. The discussion in the next section assumes this result. By their purchase of US dollar denominated notes, the respective holders will be deemed to have agreed to treat such US dollar denominated notes as indebtedness for US federal income tax purposes, including for any US federal income tax reporting purposes. In general, the characterization of an instrument for US federal income tax purposes as debt or equity by its issuer as of the time of issuance is binding on a holder (but not the IRS), unless the holder takes an inconsistent position and discloses such position on its US federal income tax return.

     The US dollar denominated notes will not be qualifying real property mortgage loans in the hands of domestic savings and loan associations, real estate investment trusts, or REMICs under sections 7701(a)(19)(C), 856(c) or 860G(a)(3) of the Code, respectively.

Taxation of US holders of the US dollar denominated notes

     Qualified Stated Interest and Original Issue Discount ("OID"). For purposes of this summary, it is assumed that the US dollar denominated notes will accrue interest at a rate equal to LIBOR plus a margin (or other qualified floating rate within the meaning of Treas. Reg. ss. 1.1275-5), and hence the US dollar denominated notes will be treated as "variable rate debt instruments" for US federal income tax purposes. Please consult the applicable prospectus supplement relating to the notes in the event the US dollar denominated notes accrue interest at a rate other than a qualified floating rate.

     With respect to US dollar denominated notes that have a stated maturity of more than one year (i.e., other than short-term obligations, discussed below), the issuer intends to treat interest on the US dollar denominated notes as "qualified stated interest" under United States Treasury regulations relating to original issue discount (hereafter, the "OID regulations"). As a consequence, assuming that such interest is treated as qualified stated interest, discount on such US dollar denominated notes arising from an issuance at less than par will only be required to be accrued under the OID regulations if such discount exceeds a statutorily defined de minimis amount. Qualified stated interest, which generally must be unconditionally payable at least annually, is taxed under a holder's normal method of accounting. De minimis OID is included in income on a pro rata basis as principal payments are made on such US dollar denominated notes. It is possible that interest on certain US dollar denominated notes could be treated as OID because such interest is subject to deferral in certain limited circumstances (as described under "Description of the US Notes - 4(E) Deferred Interest").

     A US holder of a US dollar denominated note issued with OID must include OID in income over the term of such US dollar denominated note under a constant yield method that takes into account the compounding of interest. Under the Code, OID is calculated and accrued using prepayment assumptions where payments on a debt instrument may be accelerated by reason of prepayments of other obligations securing such debt instrument. Moreover, the legislative history to the provisions provides that the same prepayment assumptions used to price a debt instrument be used to calculate OID, as well as to accrue market discount and amortize premium. Here, prepayment of the mortgage loans is not expected to alter the scheduled principal payments on the dollar notes and accordingly, the issuer intends to assume that the US dollar denominated notes will have their principal repaid according to the schedule for purposes of accruing any OID. No representation is made that the mortgage loans will pay on the basis of such prepayment assumption or in accordance with any other prepayment scenario.

     With respect to US dollar denominated notes that have a stated maturity of not greater than one year ("short-term obligations"), US holders that report income for US federal income tax purposes under the accrual method are required to accrue OID on short-term obligations on a straight-line basis unless an election is made to accrue the OID under a constant yield method (based on daily compounding). A US holder who is an individual or other cash method holder is not required to accrue OID on a short-term obligation unless such holder elects to do so. If such an election is not made, any gain recognized by such holder on the sale, exchange or maturity of such short-term obligation will be ordinary income to the extent of the holder's ratable share of OID accrued on a straight-line basis, or upon election under the constant yield method (based on daily compounding), through the date of the sale, exchange or maturity.

     As an alternative to the above treatments, US holders may elect to include in gross income all interest with respect to the US dollar denominated notes, including stated interest, acquisition discount, OID, de minimis OID, market discount, de minimis market discount, and unstated interest, as adjusted by any amortizable bond premium or acquisition premium, using the constant yield method described above.

     Sales and Retirement. In general, a US holder of a US dollar denominated note will have a basis in such note equal to the cost of the note to such holder, and reduced by any payments thereon other than payments of qualified stated interest. Upon a sale or exchange of the note, a US holder will generally recognize gain or loss equal to the difference between the amount realized (less any accrued interest, which would be taxable as such) and the holder's tax basis in the note. Such gain or loss will be long-term capital gain or loss if the US holder has held the note for more than one year at the time of disposition. In certain circumstances, US holders that are individuals may be entitled to preferential treatment for net long-term capital gains. The ability of US holders to offset capital losses against ordinary income is limited.

     Alternative characterization of the US dollar denominated notes. The proper characterization of the arrangement involving the issuer and the holders of the US dollar denominated notes is not clear because there is no authority on transactions comparable to that contemplated herein. The issuer intends to treat the US dollar denominated notes as debt of the issuer for all US federal income tax purposes. Prospective investors are encouraged to consult their own tax advisors regarding the personal tax consequences with respect to the potential impact of an alternative characterization of the US dollar denominated notes for US federal income tax purposes. One possible alternative characterization is that the IRS could assert that the lowest subordinated class of notes or any other class of notes should be treated as equity in the issuer for US federal income tax purposes because the issuer may not have substantial equity. If any class of US dollar denominated notes were treated as equity, US holders of such notes would be treated as owning equity in a passive foreign investment company ("PFIC") which, depending on the level of ownership of such US holder and certain other factors, might also constitute an interest in a controlled foreign corporation ("CFC") for such US holder. This would have certain timing and character consequences to a US holder and could require certain elections and disclosures that would need to be made shortly after acquisition to avoid potentially adverse US federal income tax consequences.

     If the issuer was treated as a PFIC, unless a United States person makes a "QEF election" or "mark to market election", such person will be subject to a special tax regime (i) in respect of gains realized on the sale or other disposition of its US dollar denominated notes, and (ii) in respect of distributions on its US dollar denominated notes held for more than one taxable year to the extent those distributions constitute "excess distributions". Although not free from doubt, the PFIC rules should not apply to gain realized in respect of any US dollar denominated notes disposed of during the same taxable year in which such US dollar denominated notes are acquired. An excess distribution generally includes dividends or other distributions received from a PFIC in any taxable year to the extent the amount of such distributions exceeds 125% of the average distributions for the three preceding years (or, if shorter, the investor's holding period). Because the US dollar denominated notes pay interest at a floating rate, it is possible that a United States person will receive excess distributions as a result of fluctuations in the rate of three-month US dollar LIBOR over the term of the US dollar denominated notes. In general, under the PFIC rules, a United States person will be required to allocate such excess distributions and any gain realized on a sale of its US dollar denominated notes to each day during such person's holding period for the US dollar denominated notes, and will be taxable at the highest rate of taxation applicable to the US dollar denominated notes for the year to which the excess distribution or gain is allocable (without regard to the such person's other items of income and loss for such taxable year) (the "deferred tax"). The deferred tax (other than the tax on amounts allocable to the year of disposition or receipt of the distribution) will then be increased by an interest charge computed by reference to the rate generally applicable to underpayments of tax (which interest charge generally will be non-deductible interest expense for individual taxpayers). The issuer does not intend to provide information that would enable a holder of a US dollar denominated note to make a QEF election and the mark to market election will only be available during any period in which the US dollar denominated notes are traded on a qualifying exchange or market. The issuer encourages persons considering the purchase or ownership of 10 per cent. or more of any class of US dollar denominated notes (or combination of classes) that is treated as equity for US federal income tax purposes to consult their own tax advisors regarding the personal US tax consequences resulting from such an acquisition under the special rules applicable to CFCs under the Code.

Backup withholding

     Backup withholding of US federal income tax may apply to payments made in respect of the notes to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the US dollar denominated notes to a United States person must be reported to the IRS, unless such person is an exempt recipient or establishes an exemption. With respect to non-United States persons investing in the US dollar denominated notes, to ensure they qualify for an exemption, the paying agent will require such beneficial holder to provide a statement from the individual or corporation that:

     o is signed under penalties of perjury by the beneficial owner of the note,

     o    certifies that such owner is not a United States person, and

     o    provides the beneficial owner's name and address.

     Generally, this statement is made on an IRS Form W-8BEN ("W-8BEN"), which is effective for the remainder of the year of signature plus three full calendar years unless a change in circumstances makes any information on the form incorrect. The noteholder must inform the paying agent within 30 days of such change and furnish a new W-8BEN. A noteholder that is not an individual or an entity treated as a corporation for US federal income tax purposes or that is not holding the notes on its own behalf may have substantially increased reporting requirements. For example, a non-US partnership or non-US trust generally must provide the certification from each of its partners or beneficiaries along with certain additional information. Certain securities clearing organizations, and other entities who are not beneficial owners, may be able to provide a signed statement to the paying agent. However, in such case, the signed statement may require a copy of the beneficial owner's W-8BEN (or the substitute form).

     In addition, upon the sale of a note to (or through) a broker, the broker must report the sale and backup withhold on the entire purchase price, unless
(i) the broker determines that the seller is a corporation or other exempt recipient, (ii) the seller certifies (as described above) that such seller is a non-United States person and certain other conditions are met or (iii) the broker has the taxpayer identification number of the recipient properly certified as correct.

     Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's US federal income tax provided the required information is furnished to the IRS.

     Prospective investors considering purchasing US dollar denominated notes are encouraged to consult their own tax advisors as to the personal US tax consequences of the foregoing withholding tax requirements.

     Material Jersey (Channel Islands) tax considerations

     Tax status of the mortgages trustee and the mortgages trust

     It is the opinion of Jersey (Channel Islands) tax counsel that the mortgages trustee will be resident in Jersey for taxation purposes and will be liable to income tax in Jersey at a rate of 20% in respect of the profits it makes from acting as trustee of the mortgages trust. The mortgages trustee will not be liable for any income tax in Jersey in respect of any income it receives in its capacity as mortgages trustee on behalf of the beneficiaries of the mortgages trust.

     F.   Dividends and paying agents

     Not Applicable to Annual Reports Filed on Form 20-F

     G.   Statement by experts

     Not Applicable to Annual Reports Filed on Form 20-F

     H.   Documents on display

     The issuer, Funding 2 and the mortgages trustee are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, and are therefore required to file reports, including annual reports on Form 20-F, and other information with the SEC. These materials, including this Annual Report and the exhibits hereto, may be inspected and copied at the SEC's public reference room in Washington, D.C. Please call the SEC at +1-800-732-0330 for further information on the public reference room. All filings made by the issuer, Funding 2 or the mortgages trustee electronically will be made available to the public over the internet at the SEC's web site at http://www.sec.gov.

     I.   Subsidiary Information

     Not Applicable to Annual Reports Filed on Form 20-F

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

     The issuer has entered into basis rate swaps with Northern Rock plc, in its capacity as the basis rate swap provider, and the note trustee, and has also entered into dollar currency swaps with the dollar currency swap provider and the note trustee, and into euro currency swaps with the euro currency swap provider and the note trustee, each as described in the Granite Master Issuer Registration Statement. In general, the basis rate and currency swaps are designed to do the following:

     o basis rate swaps: to protect the issuer against the possible variance between the seller's standard variable rate payable on the variable rate mortgage loans, the rates of interest payable on the flexible mortgage loans which pay variable rates of interest no higher than the rate offered by a basket of UK mortgage lenders or a rate which tracks the Bank of England base rate, and the fixed rates of interest payable on the fixed rate mortgage loans and a LIBOR based rate for three-month sterling deposits;

     o dollar currency swaps: to protect the issuer against changes in the sterling to dollar exchange rate following the closing date and the possible variance between a LIBOR based rate for three-month sterling deposits and a LIBOR based rate for three-month dollar deposits applicable to the dollar notes; and

     o euro currency swaps: to protect the issuer against changes in the sterling to euro exchange rate following the closing date and the possible variance between a LIBOR based rate for three-month sterling deposits and a EURIBOR based rate for three-month euro deposits applicable to the euro notes.

     In addition to the foregoing, the issuer may from time to time enter into additional swap arrangements or add additional features to the swap arrangements described above in order to hedge against interest rate risks that may arise in connection with new mortgage loan products that the seller assigns into the mortgages trust at a later date.

     The basis rate swap

     Some of the mortgage loans in the mortgage portfolio pay a variable rate of interest for a period of time, which may either be linked to the seller's standard variable rate or linked to an interest rate other than the seller's standard variable rate, such as a variable rate offered by a basket of UK mortgage lenders or an interest rate that tracks the Bank of England base rate. Other mortgage loans pay a fixed rate of interest for a period of time.

     The amount of revenue receipts that Funding 2 receives on the mortgage portfolio will fluctuate according to the interest rates applicable to the mortgage loans in the mortgages trust. The amount of interest payable by Funding 2 to the issuer under the loan tranches advanced pursuant to the global intercompany loan agreement, from which amount the issuer funds, among other things, its payment obligations under the currency swaps and the notes, will generally be calculated by reference to an interest rate based upon three-month LIBOR, but will be payable in monthly installments. In the light of this, on the Funding 2 program date Funding 2 and Northern Rock plc, as Funding 2 basis rate swap provider, entered into the Funding 2 basis rate swaps (which comprise certain hedging arrangements), as amended from time to time (the "Funding 2 basis rate swaps").

         The intention of these arrangements (which are entered into between Funding 2 and the Funding 2 basis swap provider) is to enable Funding 2 to receive from the Funding 2 basis swap provider amounts equal to the interest payments due under the global intercompany loan agreement in return for which Funding 2 will pay to the Funding 2 basis swap provider amounts based on the rates of interest on the mortgage loans in the mortgage portfolio applied to the Funding 2 share of the trust property. In computing the rates of interest on the mortgage loans in the mortgage portfolio, the hedging arrangements will assume that on variable rate mortgage loans, the variable rate payable by the borrowers is determined by reference to the average of the standard variable mortgage rates or their equivalent charged to borrowers on residential mortgage loans as published from time to time, after excluding the highest and the lowest rate, of Abbey National PLC, Alliance & Leicester plc, Bradford & Bingley plc, HBOS plc, Lloyds TSB Bank plc, National Westminster Bank plc and Woolwich plc (or such other lenders as may replace such lenders in accordance with the terms and conditions of the hedging arrangements).

         If a payment is to be made by the Funding 2 basis rate swap provider under the Funding 2 basis rate swaps, once received by Funding 2 that payment will be included in the Funding 2 available revenue receipts and will be applied on the relevant monthly payment date according to the relevant Funding 2 priority of payments. If a payment is to be made by Funding 2 under the Funding 2 basis rate swaps, it will be made according to the relevant Funding 2 priority of payments.

         In the event that any of the Funding 2 basis rate swaps terminates prior to the service of a Funding 2 intercompany loan enforcement notice or the latest occurring final repayment date of any loan tranche advanced under the global intercompany loan agreement, Funding 2 shall use its best efforts to enter into a replacement swap transaction on terms acceptable to the rating agencies and the Funding 2 security trustee and with a swap provider whom the rating agencies have previously confirmed in writing to Funding 2 and the Funding 2 security trustee will not cause the then current ratings of our notes to be reduced, withdrawn or qualified.

The dollar currency swaps

     The dollar notes are denominated in US dollars and investors will receive payments of interest on, and principal of, these notes in US dollars. However, the repayments of principal and payments of interest by Funding 2 to the issuer under the global intercompany loan are made in sterling. In addition, the dollar notes bear interest at a rate based on three-month US dollar LIBOR but the payment made by the basis rate swap provider to the issuer is based on sterling LIBOR. To hedge the variance between the US dollar LIBOR rate and the sterling LIBOR rate, and to hedge its currency exchange rate exposure in respect of these notes, the issuer has entered into 5 dollar currency swaps relating to the 2005-1 dollar notes, 6 dollar currency swaps relating to the 2005-2 dollar notes, 1 dollar currency swap relating to the 2005-3 dollar notes and 8 dollar currency swaps relating to the 2005-4 dollar notes with the applicable dollar currency swap provider and the note trustee.

     Under each dollar currency swap, the issuer will pay to the dollar currency swap provider:

     o on the closing date, an amount in US dollars equal to the net proceeds of the issue of the relevant class of dollar notes;

     o on each payment date, an amount in sterling equal to the dollar amount of principal payments to be made on the relevant class of dollar notes on that payment date, such dollar amount to be converted into sterling at the relevant dollar currency swap rate; and

     o on each payment date, an amount in sterling based on three-month sterling LIBOR (or based on an interpolated sterling LIBOR rate, as applicable), which the dollar currency swap provider in respect of such notes will then exchange for an amount in US dollars based on three-month US dollar LIBOR (or based on an interpolated US dollar LIBOR rate, as applicable) in order to pay to the issuer on each payment date the interest amounts set forth below.

     Under each dollar currency swap, the dollar currency swap provider will pay to the issuer:

     o on the closing date, an amount in sterling equal to net dollar proceeds of the issue of the relevant class of dollar notes, such proceeds to be converted into sterling at the relevant dollar currency swap rate;

     o on each payment date, an amount in US dollars equal to the amount of principal payments to be made on the relevant class of dollar notes on such payment date; and

     o on each payment date, an amount in dollars equal to the interest to be paid in US dollars on the relevant class of dollar notes on such payment date.

     As defined in this Annual Report, "dollar currency swap rate" means the rate at which dollars are converted to sterling or, as the case may be, sterling is converted to dollars, under the relevant dollar currency swap.

     In the event that any dollar currency swap is terminated prior to the service of an issuer enforcement notice or the final maturity date in respect of the relevant series and class of dollar notes (and where such dollar notes have not been repaid in full), the issuer shall use its best efforts to enter into a replacement dollar currency swap in respect of that series and class notes. Any replacement dollar currency swap must be entered into on terms acceptable to the rating agencies and the issuer security trustee and with a replacement dollar currency swap provider that the rating agencies have confirmed will not cause the then-current ratings of the applicable notes to be downgraded, withdrawn or qualified.

The euro currency swaps

     The euro notes are denominated in euro and investors will receive payments of interest on, and principal of, these notes in euro. However, the repayments of principal and payments of interest by Funding 2 to the issuer under the global intercompany loan are made in sterling. In addition, the euro notes bear interest at a rate based on EURIBOR, but the payment to be made by the basis rate swap provider to the issuer is based on sterling LIBOR. To hedge the variance between the LIBOR rate and the relevant EURIBOR rate and its currency exchange rate exposure in respect of these notes, the issuer has entered into 5 euro currency swaps relating to the 2005-1 euro notes, 5 euro currency swaps relating to the 2005-2 euro notes and 5 euro currency swaps relating to the 2005-4 euro notes with the applicable euro currency swap provider and the note trustee.

     Under each euro currency swap, the issuer will pay to the euro currency swap provider:

     o on the closing date, an amount in euro equal to net dollar proceeds of the issue of the relevant class of euro notes;

     o on each payment date, an amount in sterling equal to the amount of principal payments to be made on the relevant class of euro notes on that payment date, such euro amount to be converted into sterling at the relevant euro currency swap rate; and

     o on each payment date, an amount in sterling based on three-month sterling LIBOR (or based on an interpolated sterling LIBOR rate, as applicable), which the euro currency swap provider in respect of such notes will then exchange for an amount in euro based on EURIBOR based rate for three-month euro deposits (or based on an interpolated EURIBOR rate, as applicable) with respect to the euro notes in order to pay to the issuer on each payment date the interest amounts set forth below.

     Under each euro currency swap, the euro currency swap provider will pay to the issuer:

     o on the closing date, an amount in sterling equal to net euro proceeds of the issue of the relevant class of euro notes, such proceeds to be converted into sterling at the relevant euro currency swap rate;

     o on each payment date, an amount in euro equal to the amount of principal payments to be made on the relevant class of euro notes on such payment date; and

     o on each payment date, an amount in euro equal to the interest to be paid in euro on the relevant class of euro notes on such payment date.

     As defined in this Annual Report, "euro currency swap rate" means the rate at which euro are converted to sterling or, as the case may be, sterling is converted to euro, under the relevant euro currency swap.

     In the event that any euro currency swap is terminated prior to the service of an issuer enforcement notice or the final maturity date in respect of the applicable series and class of euro notes (and where such euro notes have not been repaid in full), the issuer shall use its best efforts to enter into a replacement euro currency swap in respect of that series and class of notes. Any replacement euro currency swap must be entered into on terms acceptable to the rating agencies and the issuer security trustee and with a replacement euro currency swap provider that the rating agencies have confirmed will not cause the then current ratings of the notes to be downgraded, withdrawn or qualified.

Ratings downgrade of swap providers

     Under the terms of the Funding 2 basis rate swaps, in the event that the relevant rating of the Funding 2 basis rate swap provider (or any guarantor of the Funding 2 basis rate swap provider) is downgraded by a rating agency below the rating(s) specified in the Funding 2 basis rate swap agreement (in accordance with the requirements of the rating agencies) and, where applicable, the then-current ratings of the notes would or may, as applicable, be adversely affected as a result of the downgrade, the Funding 2 basis rate swap provider will, as a result of the downgrade, be required to take certain remedial measures. Such measures may include providing collateral for its obligations under the Funding 2 basis rate swaps, arranging for its rights and obligations under the Funding 2 basis rate swaps to be transferred to an entity with the ratings required by the relevant rating agency, procuring another entity with the ratings required by the relevant rating agency to become a co-obligor in respect of its obligations under the Funding 2 basis rate swaps or taking such other action as it may agree with the relevant rating agency. A failure to take such steps will allow Funding 2 to terminate the Funding 2 basis rate swaps, provided that in the event that Funding 2 wishes to designate an early termination date (as defined in the Funding 2 basis rate swap agreement) and there is a payment due to the Funding 2 basis rate swap provider, Funding 2 may only designate such an early termination date if it has found a replacement swap provider.

     Under the terms of the currency swaps, in the event that the relevant rating of any currency swap provider (or any guarantor of any currency swap provider) is downgraded by a rating agency below the rating(s) specified in the relevant currency swap (in accordance with the requirements of the rating agencies) and, where applicable, the then-current ratings of the notes would or may, as applicable, be adversely affected as a result of the downgrade, such currency swap provider will be required to take certain remedial measures. Such measures may include providing collateral for its rights and obligations under the relevant currency swap, arranging for its rights and obligations under the relevant currency swap to be transferred to an entity with the ratings required by the relevant rating agency, procuring another entity with the ratings required by the relevant rating agency to become a co-obligor in respect of, or guarantor of, its obligations under the relevant currency swap or taking such other action as it may agree with the relevant rating agency. A failure to take such steps will allow the issuer to terminate the relevant currency swap, provided that in the event that the issuer wishes to designate an early termination date (as defined in the relevant currency swap) and there is a payment due to the relevant currency swap provider, the issuer may only designate such an early termination date if it has found a replacement swap provider.

     Termination of the swaps

     o The Funding 2 basis rate swap 1 will terminate one calendar month following the reduction in the sterling amount of the Funding 2 share to zero and the Funding 2 basis rate swap 2 will terminate on the earlier of the final maturity date of the last remaining notes issued by the issuer and the occurrence of a Pass-Through Trigger Event;

     o The dollar currency swap for the series 2005-1 class A1 notes will terminate on the earlier of the payment date falling in December 2019 and the date on which all of the series 2005-1 class A1 notes are redeemed in full;

     o The euro currency swap for the series 2005-1 class A2 notes will terminate on the earlier of the payment date falling in December 2019 and the date on which all of the series 2005-1 class A2 notes are redeemed in full;

     o The dollar currency swap for the series 2005-1 class A3 notes will terminate on the earlier of the payment date falling in December 2024 and the date on which all of the series 2005-1 class A3 notes are redeemed in full;

     o The dollar currency swap for the series 2005-1 class A4 notes will terminate on the earlier of the payment date falling in December 2054 and the date on which all of the series 2005-1 class A4 notes are redeemed in full;

     o The euro currency swap for the series 2005-1 class A5 notes will terminate on the earlier of the payment date falling in December 2054 and the date on which all of the series 2005-1 class A5 notes are redeemed in full;

     o The dollar currency swap for the series 2005-1 class B1 notes will terminate on the earlier of the payment date falling in December 2054 and the date on which all of the series 2005-1 class B1 notes are redeemed in full;

     o The euro currency swap for the series 2005-1 class B2 notes will terminate on the earlier of the payment date falling in December 2054 and the date on which all of the series 2005-1 class B2 notes are redeemed in full;

     o The dollar currency swap for the series 2005-1 class M1 notes will terminate on the earlier of the payment date falling in December 2054 and the date on which all of the series 2005-1 class M1 notes are redeemed in full;

     o The euro currency swap for the series 2005-1 class M2 notes will terminate on the earlier of the payment date falling in December 2054 and the date on which all of the series 2005-1 class M2 notes are redeemed in full;

     o The euro currency swap for the series 2005-1 class C2 notes will terminate on the earlier of the payment date falling in December 2054 and the date on which all of the series 2005-1 class C2 notes are redeemed in full;

     o The dollar currency swap for the series 2005-2 class A1 notes will terminate on the earlier of the payment date falling in June 2030 and the date on which all of the series 2005-2 class A1 notes are redeemed in full;

     o The euro currency swap for the series 2005-2 class A3 notes will terminate on the earlier of the payment date falling in June 2030 and the date on which all of the series 2005-2 class A3 notes are redeemed in full;

     o The dollar currency swap for the series 2005-2 class A4 notes will terminate on the earlier of the payment date falling in December 2054 and the date on which all of the series 2005-2 class A4 notes are redeemed in full;

     o The euro currency swap for the series 2005-2 class A5 notes will terminate on the earlier of the payment date falling in December 2054 and the date on which all of the series 2005-2 class A5 notes are redeemed in full;

     o The dollar currency swap for the series 2005-2 class A6 notes will terminate on the earlier of the payment date falling in December 2054 and the date on which all of the series 2005-2 class A6 notes are redeemed in full;

     o The dollar currency swap for the series 2005-2 class B1 notes will terminate on the earlier of the payment date falling in December 2054 and the date on which all of the series 2005-2 class B1 notes are redeemed in full;

     o The euro currency swap for the series 2005-2 class B2 notes will terminate on the earlier of the payment date falling in December 2054 and the date on which all of the series 2005-2 class B2 notes are redeemed in full;

     o The dollar currency swap for the series 2005-2 class M1 notes will terminate on the earlier of the payment date falling in December 2054 and the date on which all of the series 2005-2 class M1 notes are redeemed in full;

     o The euro currency swap for the series 2005-2 class M2 notes will terminate on the earlier of the payment date falling in December 2054 and the date on which all of the series 2005-2 class M2 notes are redeemed in full;

     o The dollar currency swap for the series 2005-2 class C1 notes will terminate on the earlier of the payment date falling in December 2054 and the date on which all of the series 2005-2 class C1 notes are redeemed in full;

     o The euro currency swap for the series 2005-2 class C2 notes will terminate on the earlier of the payment date falling in December 2054 and the date on which all of the series 2005-2 class C2 notes are redeemed in full;

     o The dollar currency swap for the series 2005-3 class A notes will terminate on the earlier of the payment date falling in August 2054 and the date on which all of the series 2005-3 class A notes are redeemed in full;

     o The dollar currency swap for the series 2005-4 class A1 notes will terminate on the earlier of the payment date falling in June 2030 and the date on which all of the series 2005-4 class A1 notes are redeemed in full;

     o The euro currency swap for the series 2005-4 class A2 notes will terminate on the earlier of the payment date falling in June 2030 and the date on which all of the series 2005-4 class A2 notes are redeemed in full;

     o The dollar currency swap for the series 2005-4 class A3 notes will terminate on the earlier of the payment date falling in December 2054 and the date on which all of the series 2005-4 class A3 notes are redeemed in full;

     o The euro currency swap for the series 2005-4 class A5 notes will terminate on the earlier of the payment date falling in December 2054 and the date on which all of the series 2005-4 class A5 notes are redeemed in full;

     o The dollar currency swap for the series 2005-4 class B1 notes will terminate on the earlier of the payment date falling in December 2054 and the date on which all of the series 2005-4 class B1 notes are redeemed in full;

     o The dollar currency swap for the series 2005-4 class B2 notes will terminate on the earlier of the payment date falling in December 2054 and the date on which all of the series 2005-4 class B2 notes are redeemed in full;

     o The euro currency swap for the series 2005-4 class B4 notes will terminate on the earlier of the payment date falling in December 2054 and the date on which all of the series 2005-4 class B4 notes are redeemed in full;

     o The dollar currency swap for the series 2005-4 class M1 notes will terminate on the earlier of the payment date falling in December 2054 and the date on which all of the series 2005-4 class M1 notes are redeemed in full;

     o The dollar currency swap for the series 2005-4 class M2 notes will terminate on the earlier of the payment date falling in December 2054 and the date on which all of the series 2005-4 class M2 notes are redeemed in full;

     o The euro currency swap for the series 2005-4 class M4 notes will terminate on the earlier of the payment date falling in December 2054 and the date on which all of the series 2005-4 class M4 notes are redeemed in full;

     o The dollar currency swap for the series 2005-4 class C1 notes will terminate on the earlier of the payment date falling in December 2054 and the date on which all of the series 2005-4 class C1 notes are redeemed in full;

     o The dollar currency swap for the series 2005-4 class C2 notes will terminate on the earlier of the payment date falling in December 2054 and the date on which all of the series 2005-4 class C2 notes are redeemed in full;

     o The euro currency swap for the series 2005-4 class C4 notes will terminate on the earlier of the payment date falling in December 2054 and the date on which all of the series 2005-4 class C4 notes are redeemed in full.

     Any swap may also be terminated in certain other circumstances set out in the relevant swap agreement (each referred to as a "swap early termination event"), which include, but are not limited to, the following circumstances:

     o at the option of one party to the swap transaction, if there is a failure by the other party to pay any amounts due and payable in accordance with the terms of that swap. Certain amounts may be due but not payable in accordance with the terms of the swap as described below under "Limited recourse and swap payment obligation";

     o in the case of the currency swaps, the note trustee serving an issuer enforcement notice and, in the case of the Funding 2 basis rate swaps, the Funding 2 security trustee serving a Funding 2 intercompany loan enforcement notice;

     o if withholding taxes are imposed on a swap provider's payments due to a change in tax law; and

     o upon the occurrence of certain insolvency events in relation to one of the parties or its credit support provider, if applicable, or the merger of the relevant swap provider or its credit support provider, if applicable, without an assumption of the obligations under the swap transactions or the relevant credit support document (as the case may be), or changes in law resulting in the obligations of one of the parties or its credit support provider becoming illegal.

         Upon the occurrence of a swap early termination event in relation to the Funding 2 basis rate swap agreement, Funding 2 or the Funding 2 basis rate swap provider may be liable to make a swap termination payment to the other. Upon the occurrence of a swap early termination event in relation to a currency swap agreement, the issuer or the relevant currency swap provider may be liable to make a swap termination payment to the other. This swap termination payment will be calculated and made in sterling. The amount of any swap termination payment will be based on the market value of the terminated swap based on market quotations of the cost of entering into a swap with the same terms and conditions that would have the effect of preserving the respective full payment obligations of the parties (or based upon loss in the event that no market quotation can be obtained). Any such swap termination payment could be substantial.

         If any swap termination payment is due by the issuer to a currency swap provider, then pursuant to the issuer's obligations under the global intercompany loan agreement, Funding 2 shall pay to the issuer the amount required by the issuer to pay the swap termination payment due to the relevant currency swap provider. Following the termination of a currency swap, as a result of a swap provider default with respect to the relevant currency swap provider, any such swap termination payment will be made by the issuer to the currency swap provider only after paying interest amounts due on the notes. However, if the issuer causes a default to occur that results in a swap termination payment becoming due from the issuer to a currency swap provider, such payment will be made by the issuer in the same priority as it pay the relevant interest amounts due on that series and class of notes. The issuer shall apply amounts received from Funding 2 under the global intercompany loan agreement in respect of swap termination payments in accordance with the issuer pre-enforcement revenue priority of payments, the issuer pre-enforcement principal priority of payments or, as the case may be, the issuer post-enforcement priority of payments. The application by the issuer of swap termination payments due to a swap provider may affect the funds available to pay amounts due to the noteholders (see "Risk factors - You may be subject to exchange rate and interest rate risks" in the prospectus relating to the notes).

         Following termination of a Funding 2 basis rate swap, as a result of a swap provider default with respect to the Funding 2 basis rate swap provider, where a swap termination payment becomes due from Funding 2 to the Funding 2 basis rate swap provider, such payment will be made only after paying interest amounts due on the global intercompany loan and after satisfying any debit balance on the principal deficiency ledger. However, if Funding 2 causes a default to occur that results in a swap termination payment becoming due from Funding 2 to the basis rate swap provider, such payment will be made in priority to the payment of interest amounts due on the global intercompany loan. The application by Funding 2 of swap termination payments due to a Funding 2 basis rate swap provider may affect the funds available to pay amounts due to noteholders (see "Risk factors - Swap termination payments may adversely affect the funds available to make payments on the notes" in this Annual Report).

         If Funding 2 receives a swap termination payment from the Funding 2 basis rate swap provider, then Funding 2 shall use those funds towards meeting its costs in effecting applicable hedging transactions until a replacement swap transaction is entered into and/or to acquire a replacement swap transaction. The issuer will not receive extra amounts (over and above interest and principal payable under the global intercompany loan agreement) as a result of Funding 2 receiving a swap termination payment.

         If the issuer receive a swap termination payment from a currency swap provider, then the issuer shall use those funds towards meeting its costs in effecting any applicable hedging transactions until a new issuer swap is entered into and/or to acquire a new issuer swap.

         Noteholders will not receive extra amounts (over and above interest and principal payable on the notes) as a result of the issuer receiving a swap termination payment.

     Taxation

     Neither the issuer nor Funding 2 is obliged under any of the swap transactions to gross up payments made by it if withholding taxes are imposed on payments made under the swaps.

     A swap provider is always obliged to gross up payments made by it to the issuer or Funding 2 (as applicable) if withholding taxes are imposed on payments made under the swap transactions. If such withholding taxes are imposed due to a change in tax law, a swap provider may have the right to terminate the applicable swap transaction.

     Limited recourse and swap payment obligation

     On any scheduled payment date under the Funding 2 basis rate swaps, Funding 2 will only be obliged to pay an amount to the Funding 2 basis rate swap provider to the extent that Funding 2 has received sufficient funds in respect of the Funding 2 share of the trust property to pay that amount to the Funding 2 basis rate swap provider, subject to and in accordance with the relevant Funding 2 priority of payments. On any scheduled payment date under the Funding 2 basis rate swaps, the Funding 2 basis rate swap provider will only be obliged to pay to Funding 2 an amount that is proportionate to the amount of the payment that it has received from Funding 2 on that date.

     Prior to the enforcement of the issuer security, on any scheduled payment date under the currency swaps, the issuer will only be obliged to pay an amount to a currency swap provider in respect of a currency swap relating to a series and class of notes to the extent that the issuer has received from Funding 2 sufficient funds under the loan tranche related to such series and class of notes to pay that amount to that currency swap provider, subject to and in accordance with the relevant issuer priority of payments. On any scheduled payment date under the currency swaps, each currency swap provider will only be obliged to pay to the issuer an amount that is proportionate to the amount of the payment that it has received from the issuer on or prior to that payment date.

Item 12.  Description of Securities Other than Equity Securities.


     Not Applicable to Annual Reports Filed on Form 20-F


                                     PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

     None

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     None

Item 15.  Controls and Procedures

     Not applicable.

Item 16.  [Reserved]

Item 16A. Audit Committee Financial Expert

     Not applicable.

Item 16B. Code of Ethics

     Not applicable.

Item 16C. Principal Accountant Fees and Services

     Not applicable.

Item 16D. Exemptions from the Listing Standards for Audit Committees

     Not applicable.

Item 16E. Purchasers of Equity Securities by the Issuer and Affiliated
Purchasers

     Not applicable.

                                    PART III

Item 17.  Financial Statements

     Not applicable.

Item 18.  Financial Statements

     Not applicable.

Item 19.  Exhibits

     The following exhibits are filed as part of this Annual Report filed on Form 20-F.

1. Exhibit 3: The Memorandum and Articles of Association of each of the issuer, Funding 2 and the mortgages trustee are incorporated by reference from the Granite Master Issuer Registration Statement.

2. Exhibit 4: All instruments defining the rights of security holders as described in the Granite Master Issuer Registration Statement are incorporated by reference from the Granite Master Issuer Registration Statement.

3. Exhibit 13.1: Investor's Monthly Report in respect of the issuer for January 2005 (incorporated by reference from the Form 6-K previously filed with the SEC on March 21, 2005).

4. Exhibit 13.2: Investor's Monthly Report in respect of the issuer for February 2005 (incorporated by reference from the Form 6-K previously filed with the SEC on April 26, 2005).

5. Exhibit 13.3: Investor's Monthly Report in respect of the issuer for March 2005 (incorporated by reference from the Form 6-K previously filed with the SEC on May 23, 2005).

6. Exhibit 13.4: Investor's Monthly Report in respect of the issuer for April 2005 (incorporated by reference from the Form 6-K previously filed with the SEC on June 9, 2005).

7. Exhibit 13.5: Investor's Monthly Report in respect of the issuer for May 2005 (incorporated by reference from the Form 6-K previously filed with the SEC on July 14, 2005).

8. Exhibit 13.6: Investor's Quarterly Report in respect of the issuer for the period March 1, 2005 to May 31, 2005 (incorporated by reference from the Form 6-K previously filed with the SEC on July 14, 2005).

9. Exhibit 13.7: Investor's Monthly Report in respect of the issuer for June 2005 (incorporated by reference from the Form 6-K previously filed with the SEC on August 23, 2005).

10. Exhibit 13.8: Investor's Monthly Report in respect of the issuer for July 2005 (incorporated by reference from the Form 6-K previously filed with the SEC on October 12, 2005).

11. Exhibit 13.9: Investor's Monthly Report in respect of the issuer for August 2005 (incorporated by reference from the Form 6-K previously filed with the SEC on October 12, 2005).

12. Exhibit 13.10: Investor's Quarterly Report in respect of the issuer for the period June 1, 2005 to August 31, 2005 (incorporated by reference from the Form 6-K previously filed with the SEC on October 12, 2005).

13. Exhibit 13.11: Investor's Monthly Report in respect of the issuer for September 2005 (incorporated by reference from the Form 6-K previously filed with the SEC on October 31, 2005).

14. Exhibit 13.12: Investor's Monthly Report in respect of the issuer for October 2005 (incorporated by reference from the Form 6-K previously filed with the SEC on December 5, 2005).

15. Exhibit 13.13: Investor's Monthly Report in respect of the issuer for November 2005 (incorporated by reference from the Form 6-K previously filed with the SEC on January 26, 2006).

16. Exhibit 13.14: Investor's Quarterly Report in respect of the issuer for the period September 1, 2005 to November 30, 2005 (incorporated by reference from the Form 6-K previously filed with the SEC on January 26, 2006).

17. Exhibit 13.15: Investor's Monthly Report in respect of the issuer for December 2005 (incorporated by reference from the Form 6-K previously filed with the SEC on February 6, 2006).

18. Exhibit 99.1: Annual Certificate of Compliance of the Administrator for year end December 31, 2005.

19. Exhibit 99.2: Certification pursuant to section 302 of the Sarbanes-Oxley Act 2002.

20.  Exhibit 99.3: Report of Independent Accountants.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized on March 30, 2006.


                                 GRANITE MASTER ISSUER PLC

                                 By:      /s/ S Tyson
                                          ------------------------------------
                                          Sharon Tyson
                                 Title:   Representing L.D.C. Securitisation
                                          Director No. 1 Limited

                                 GRANITE FINANCE FUNDING 2 LIMITED


                                 By:      /s/ S Tyson
                                          ------------------------------------
                                          Sharon Tyson
                                 Title:   Representing L.D.C. Securitisation
                                          Director No. 1 Limited


                                 GRANITE FINANCE TRUSTEES LIMITED


                                 By:      /s/ Dean Godwin
                                          ------------------------------------
                                 Title:   Director

                                    EXHIBITS

1. Exhibit 3: The Memorandum and Articles of Association of each of the issuer, Funding 2 and the mortgages trustee are incorporated by reference from the Granite Master Issuer Registration Statement.

2. Exhibit 4: All instruments defining the rights of security holders as described in the Granite Master Issuer Registration Statement are incorporated by reference from the Granite Master Issuer Registration Statement.

3. Exhibit 13.1: Investor's Monthly Report in respect of the issuer for January 2005 (incorporated by reference from the Form 6-K previously filed with the SEC on March 21, 2005).

4. Exhibit 13.2: Investor's Monthly Report in respect of the issuer for February 2005 (incorporated by reference from the Form 6-K previously filed with the SEC on April 26, 2005).

5. Exhibit 13.3: Investor's Monthly Report in respect of the issuer for March 2005 (incorporated by reference from the Form 6-K previously filed with the SEC on May 23, 2005).

6. Exhibit 13.4: Investor's Monthly Report in respect of the issuer for April 2005 (incorporated by reference from the Form 6-K previously filed with the SEC on June 9, 2005).

7. Exhibit 13.5: Investor's Monthly Report in respect of the issuer for May 2005 (incorporated by reference from the Form 6-K previously filed with the SEC on July 14, 2005).

8. Exhibit 13.6: Investor's Quarterly Report in respect of the issuer for the period March 1, 2005 to May 31, 2005 (incorporated by reference from the Form 6-K previously filed with the SEC on July 14, 2005).

9. Exhibit 13.7: Investor's Monthly Report in respect of the issuer for June 2005 (incorporated by reference from the Form 6-K previously filed with the SEC on August 23, 2005).

10. Exhibit 13.8: Investor's Monthly Report in respect of the issuer for July 2005 (incorporated by reference from the Form 6-K previously filed with the SEC on October 12, 2005).

11. Exhibit 13.9: Investor's Monthly Report in respect of the issuer for August 2005 (incorporated by reference from the Form 6-K previously filed with the SEC on October 12, 2005).

12. Exhibit 13.10: Investor's Quarterly Report in respect of the issuer for the period June 1, 2005 to August 31, 2005 (incorporated by reference from the Form 6-K previously filed with the SEC on October 12, 2005).

13. Exhibit 13.11: Investor's Monthly Report in respect of the issuer for September 2005 (incorporated by reference from the Form 6-K previously filed with the SEC on October 31, 2005).

14. Exhibit 13.12: Investor's Monthly Report in respect of the issuer for October 2005 (incorporated by reference from the Form 6-K previously filed with the SEC on December 5, 2005).

15. Exhibit 13.13: Investor's Monthly Report in respect of the issuer for November 2005 (incorporated by reference from the Form 6-K previously filed with the SEC on January 26, 2006).

16. Exhibit 13.14: Investor's Quarterly Report in respect of the issuer for the period September 1, 2005 to November 30, 2005 (incorporated by reference from the Form 6-K previously filed with the SEC on January 26, 2006).

17. Exhibit 13.15: Investor's Monthly Report in respect of the issuer for December 2005 (incorporated by reference from the Form 6-K previously filed with the SEC on February 6, 2006).

18. Exhibit 99.1: Annual Certificate of Compliance of the Administrator for year end December 31, 2005.

19. Exhibit 99.2: Certification pursuant to section 302 of the Sarbanes-Oxley Act 2002.

20.  Exhibit 99.3: Report of Independent Accountants.